Execution Copy

Exhibit 99.6

TRUST UNIT PURCHASE AGREEMENT

by and between

KINGSBRIDGE CAPITAL LIMITED

and

ENTERRA ENERGY TRUST

dated as of April 22, 2005

i

(Continued)

(Continued)

(Continued)

(Continued)

 v

TRUST UNIT PURCHASE AGREEMENT

by and between

KINGSBRIDGE CAPITAL LIMITED

and

ENTERRA ENERGY TRUST

dated as of April 22, 2005

     This TRUST UNIT PURCHASE AGREEMENT is entered into as of the 22nd day of April, 2005 (this “Agreement”), by and between KINGSBRIDGE CAPITAL LIMITED, an entity organized and existing under the laws of the British Virgin Islands (the “Investor”) and ENTERRA ENERGY TRUST, an open ended unincorporated investment trust organized and existing under the laws of the Province of Alberta, Canada (the “Trust”).

          WHEREAS, the parties desire that, upon the terms and subject to the conditions set forth herein, the Trust may issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Trust, up to $100 million worth of Trust Units (as defined below); and

          WHEREAS, such investments will be made in reliance upon the provisions of Section 4(2) (“Section 4(2)”) and Regulation D (“Regulation D”) of the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the “Securities Act”), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments in Trust Units to be made hereunder; and

          WHEREAS, the parties hereto are concurrently entering into a Registration Rights Agreement in the form of Exhibit A hereto (the “Registration Rights Agreement”) pursuant to which the Trust shall register for resale the Trust Units issued and sold to the Investor under this Agreement and under the Warrant (as defined below), upon the terms and subject to the conditions set forth therein; and

          WHEREAS, in consideration for the Investor’s execution and delivery of, and its performance of its obligations under, this Agreement, the Trust is concurrently issuing to the Investor a Warrant in the form of Exhibit B hereto (the “Warrant”) pursuant to which the Investor may purchase from the Trust up to 301,000 Trust Units, upon the terms and subject to the conditions set forth therein;

     NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

     Section 1.01. “Administrator” means Enterra Energy Corp., a corporation organized under the laws of the Province of Alberta, Canada.

     Section 1.02. “Blackout Amount” shall have the meaning assigned to such term in the Registration Rights Agreement.

     Section 1.03. “Blackout Trust Units” shall have the meaning assigned to such term in the Registration Rights Agreement.

     Section 1.04. “Closing Date” means the date on which this Agreement is executed and delivered by the Trust and the Investor.

     Section 1.05. “Commission” means the United States Securities and Exchange Commission.

     Section 1.06. “Commission Documents” shall have the meaning assigned to such term in Section 4.07 hereof.

     Section 1.07. “Commitment Period” means the period commencing on the Effective Date and expiring on the earliest to occur of (x) the date on which the Investor shall have purchased Trust Units pursuant to this Agreement for an aggregate purchase price equal to the Maximum Commitment Amount, (y) the date this Agreement is terminated pursuant to Article IX hereof, and (z) the date occurring 24 months from the Effective Date.

     Section 1.08. “Condition Satisfaction Date” shall have the meaning assigned to such term in Article VII hereof.

     Section 1.09. “Damages” means any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses and costs and reasonable expenses of expert witnesses and investigation).

     Section 1.10. “Disclosure Schedule” means a schedule of material information required to be delivered by the Trust to the Investor prior to the Closing pursuant to the provisions of Article IV hereof..

     Section 1.11. “Draw Down” shall have the meaning assigned to such term in Section 3.01 hereof.

     Section 1.12. “Draw Down Amount” means the actual amount of a Draw Down paid to the Trust.

     Section 1.13. “Draw Down Discount Price” means 92% of the VWAP on any Trading Day during the Draw Down Pricing Period when the VWAP is equal to or exceeds $12.00 calculated for such Trading Day.

     Section 1.14. “Draw Down Notice” shall have the meaning assigned to such term in Section 3.01 hereof.

     Section 1.15. “Draw Down Pricing Period” shall mean, with respect to each Draw Down, a period of fifteen (15) consecutive Trading Days beginning on the first Trading Day specified in a Draw Down Notice.

     Section 1.16. “Effective Date” means the first Trading Day immediately following the date on which the Registration Statement is declared effective by the Commission.

     Section 1.17. “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     Section 1.18. “Indenture” means the trust indenture of the Trust, dated as of October 24, 2003, between the Administrator, and the Trustee, a true and correct copy of which has been delivered by the Trust to the Investor and its counsel prior to the Closing Date.

     Section 1.19. “Knowledge” means the actual knowledge of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or any Senior Vice President or Vice President of the Administrator.

     Section 1.20. “Make Whole Amount” shall have the meaning specified in Section 3.10.

     Section 1.21. “Market Capitalization” means, as of any Trading Day, the product of (i) the closing sale price of the Trust’s Trust Units as reported by Bloomberg L.P. using the AQR function and (ii) the number of issued and outstanding Trust Units as reported by the Trustee.

     Section 1.22. “Material Adverse Effect” means any effect on the business, operations, properties or financial condition of the Trust and its consolidated subsidiaries that is material and adverse to the Trust and such subsidiaries, taken as a whole, and/or any condition, circumstance, or situation that would prohibit or otherwise interfere with the ability of the Trust to perform any of its obligations under this Agreement, the Registration Rights Agreement or the Warrant in any material respect; provided, that none of the following shall constitute a “Material Adverse Effect”: (i) the effects of conditions or events that are generally applicable to the capital, financial, banking or currency markets, (ii) any changes or effects resulting from the announcement or consummation of the transactions contemplated by this Agreement, including, without limitation, any changes or effects associated with any particular Draw Down, and (iii) changes in the market price of the Trust’s Trust Units.

     Section 1.23. “Maximum Commitment Amount” means $100 million in aggregate Draw Down Amounts.

     Section 1.24. “Maximum Draw Down Amount” means the lesser of (i) 4% of the Trust’s Market Capitalization at the time of the Draw Down or $25 million; provided that the Maximum Draw Down Amount in respect of the first Draw Down shall be $10 million.

     Section 1.25. “NASD” means the National Association of Securities Dealers, Inc.

     Section 1.26. “Other Financing” shall have the meaning assigned to such term in Section 6.07 hereof.

     Section 1.27. “Permitted Transaction” shall have the meaning assigned to such term in Section 6.07 hereof.

     Section 1.28. “Person” means any individual, corporation, partnership, limited liability Trust, association, trust or other entity or organization, including any government or political subdivision or an agency or instrumentality thereof.

     Section 1.29. “Principal Market” means the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Trust Units in the United States.

     Section 1.30. “Prohibited Transaction” shall have the meaning assigned to such term in Section 6.08 hereof.

     Section 1.31. “Prospectus” as used in this Agreement means the prospectus in the form included in the Registration Statement, as supplemented from time to time pursuant to Rule 424(b) of the Securities Act.

     Section 1.32. “Registrable Securities” means (i) the Trust Units, (ii) the Warrant Trust Units, (iii) the Blackout Trust Units (if any) and (iv) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock or trust unit dividend or stock or trust unit split or in connection with a combination of Trust Units, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when either (A) the Registrable Securities are sold through the Principal Market or to a citizen or person resident in the United Sates and (w) the Registration Statement has been declared effective by the Commission and such Registrable Securities have been disposed of pursuant to the Registration Statement, (x) such Registrable Securities have been sold under circumstances under which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act (“Rule 144”) are met, (y) such time as such Registrable Securities have been otherwise transferred to holders who may trade such securities without restriction under the Securities Act, and the Trust has delivered a new certificate or other evidence of ownership for such securities not bearing a restrictive legend or (z) in the opinion of counsel to the Trust such Registrable Securities may be sold without registration and without any time, volume or manner limitations pursuant to Rule 144(k) (or any similar provision then in effect) under the Securities Act; or (B) the Registrable Securities are sold in accordance with the provisions of Regulation S promulgated by the Commission through the TSX or to a resident of Canada and (aa) the Registrable Securities are covered by a prospectus which has received a final receipt from the provincial securities commission where the buyer is resident of Canada, or (bb) four (4) months has elapsed from the date of issuance of the Registrable Securities, or the Warrant in the case where the Registrable Securities are Warrant Trust Units.

     Section 1.33. “Registration Rights Agreement” shall have the meaning set forth in the recitals of this Agreement.

     Section 1.34. “Registration Statement” shall have the meaning assigned to such term in the Registration Rights Agreement.

     Section 1.35. “Regulation D” shall have the meaning set forth in the recitals of this Agreement.

     Section 1.36. “Section 4(2)” shall have the meaning set forth in the recitals of this Agreement.

     Section 1.37. “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

     Section 1.38. “Settlement Date” shall have the meaning assigned to such term in Section 3.06 hereof.

     Section 1.39. “Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as the same may be modified, amended, supplemented or replaced from time to time.

     Section 1.40. “Threshold Price” means the lowest “Draw Down Discount Price” (as specified by the Trust in a Draw Down Notice) at which the Trust will agree to sell Trust Units during the applicable Draw Down Pricing Period, which price shall not be set in respect of any Draw Down Pricing Period at less than $12.00 per Unit; provided, however that for any Trading Day during a Draw Down Pricing Period that the Draw Down Discount Price is less than the TSX Minimum Price, the Draw Down Discount Price shall be deemed to be less than the Threshold Price and no Trust Units shall be purchased or sold in respect of such Trading Day.

     Section 1.41. “Trading Day” means any day other than a Saturday or a Sunday on which the Principal Market is open for trading in equity securities.

     Section 1.42. “Trustee” means Olympia Trust Company, as trustee of the Trust.

     Section 1.43. “Trust Units” means the trust Trust Units of the Trust, no par value per trust unit.

     Section 1.44. “TSX” means the Toronto Stock Exchange.

     Section 1.45. “TSX Minimum Price” means 85% of the VWAP for the five (5) Trading Days immediately preceding the applicable date for which the TSX Minimum Price is being established.

     Section 1.46. “VWAP” means the volume weighted average price (the aggregate sales price of all trades of Trust Units on the Principal Market during each Trading Day divided by the total number of Trust Units traded during such Trading Day) of Trust Units during any Trading Day as reported by Bloomberg, L.P. using the AQR function.

     Section 1.47. “Warrant” shall have the meaning set forth in the recitals of this Agreement.

     Section 1.48. “Warrant Trust Units” means the Trust Units issuable to the Investor upon exercise of the Warrant.

ARTICLE II

PURCHASE AND SALE OF TRUST UNITS

     Section 2.01. Purchase and Sale of Trust Units. Upon the terms and subject to the conditions set forth in this Agreement, the Trust shall issue and sell to the Investor and the Investor shall purchase from the Trust Units for an aggregate (in Draw Down Amounts) of up to the

Maximum Commitment Amount, consisting of purchases based on Draw Downs in accordance with Article III hereof.

     Section 2.02. Closing. In consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Trust agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Trust, that number of Trust Units to be issued in connection with each Draw Down. The closing of the execution and delivery of this Agreement (the “Closing”) shall take place at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, NY 10019 at 2:00 p.m. local time on April 22nd, 2005, or at such other time and place or on such date as the Investor and the Trust may agree upon (the “Closing Date”). Each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing.

     Section 2.03. Registration Statement and Prospectus. Promptly after the Closing, the Trust shall prepare and file with the Commission the Registration Statement (including the Prospectus) in accordance with the provisions of the Securities Act and the Registration Rights Agreement.

     Section 2.04. Warrant. On the Closing Date, the Trust shall issue and deliver the Warrant to the Investor.

     Section 2.05. Blackout Units. The Trust shall issue and deliver Blackout Trust Units, if any, to the Investor in accordance with Section 1.1(e) of the Registration Rights Agreement.

ARTICLE III

DRAW DOWN TERMS

     Subject to the satisfaction of the conditions hereinafter set forth in this Agreement, the parties agree as follows:

     Section 3.01. Draw Down Notice. The Trust, may, in its sole discretion, issue a Draw Down Notice with respect to a Draw Down up to a Draw Down Amount equal to the Maximum Draw Down Amount (each, a “Draw Down”) during the Commitment Period, which Draw Down the Investor will be obligated to accept. The Trust shall inform the Investor via facsimile transmission, with a copy to the Investor’s counsel, as to the Draw Down Amount the Trust desires to exercise before commencement of trading on the first Trading Day of any Draw Down Pricing Period (the “Draw Down Notice”). In addition to the Draw Down Amount, each Draw Down Notice shall specify the Threshold Price in respect of the applicable Draw Down and shall designate the first Trading Day of the Draw Down Pricing Period. In no event shall any Draw Down Amount exceed the Maximum Draw Down Amount. Each Draw Down Notice shall be accompanied by a certificate, signed by the Chief Executive Officer or Chief Financial Officer dated, as of the date of such Draw Down Notice, in the form of Exhibit C hereof.

     Section 3.02. Number of Trust Units.

          (a) Subject to Section 3.02(b), 3.08 and 3.09, the number of Trust Units to be issued in connection with each Draw Down shall be equal to the sum of the quotients (for each Trading Day of the Draw Down Pricing Period for which the Draw Down Discount Price equals or exceeds the Threshold Price) of one fifteenth (1/15th) of the Draw Down Amount divided by the applicable Draw Down Discount Price.

          (b) In the event that during any Draw Down Discount Period, the Trust goes “ex-dividend” or “ex-distribution” in respect of a dividend or distribution of cash to Unitholders, then the number of Trust Units to be issued in connection with such Draw Down Pricing Period shall be increased by the number of Trust Units that would be issuable hereunder (based upon the average Draw Down Discount Price payable by the Investor in respect of such Draw Down Pricing Period) in consideration for a dollar value equal to the quotient of (X) divided by (Y), where (X) equals (i) the aggregate number of Trust Units that would otherwise be issued in respect of such Draw Down Pricing Period multiplied by (ii) the amount of cash per Unit payable in respect of such dividend or distribution and (Y) equals the average Draw Down Discount Price payable by the Investor in respect of such Draw Down Pricing Period. The Trust shall deliver such additional Trust Units together with other Trust Units required to be delivered on the final Settlement Date for such Draw Down Pricing Period.

     Section 3.03. Limitation on Draw Downs. Only one Draw Down shall be permitted for each Draw Down Pricing Period.

     Section 3.04. Trading Cushion. Unless the parties agree in writing otherwise, there shall be a minimum of five (5) Trading Days between the expiration of any Draw Down Pricing Period and the beginning of the next succeeding Draw Down Pricing Period.

     Section 3.05. Expiration of Draw Downs. Each Draw Down will expire on the last Trading Day of each Draw Down Pricing Period.

     Section 3.06. Settlement. The number of Trust Units purchased by the Investor with respect to each Draw Down shall be determined and settled on a periodic basis in respect of the applicable Draw Down Pricing Period. Settlement in respect of each determination shall be made no later than the third Trading Day after the third, sixth, ninth, twelfth and fifteenth Trading Day of the Draw Down Pricing Period. Each date on which settlement of the purchase and sale of Trust Units occurs hereunder being referred to as a “Settlement Date.” The Investor shall provide the Trust with delivery instructions for the Trust Units to be issued at each Settlement Date at least two Trading Days in advance of such Settlement Date (except to the extent previously provided). The number of Trust Units actually issued shall be rounded to the nearest whole number of Trust Units.

     Section 3.07. Delivery of Trust Units; Payment of Draw Down Amount. On each Settlement Date, the Trust shall deliver the Trust Units purchased by the Investor to the Investor or its designees via book-entry through the Depositary Trust Company (or any successor thereto) to an account designated by the Investor, and upon receipt of the Trust Units purchased, the Investor shall cause payment therefor to be made to the Trust’s designated account by wire transfer of immediately available funds, if the Trust Units are received by the Investor no later than 1:00 p.m. (Eastern Time), or next day available funds, if the Trust Units are received thereafter.

     Section 3.08. Threshold Price. For each Trading Day during a Draw Down Pricing Period that the Draw Down Discount Price is less than the Threshold Price, no Trust Units shall be purchased or sold on such Trading Day and the total amount of the Draw Down Amount in respect of such Draw Down Pricing Period shall be reduced by one fifteenth (1/15th). If trading in the Trust’s Trust Units is suspended on the Principal Market for any reason for more than three (3) consecutive or non-consecutive hours during any Trading Day during a Draw Down Pricing Period, the Draw Down Discount Price shall be deemed to be less than the Threshold Price for that Trading Day.

     Section 3.09. Other Issuances. If during any Draw Down Pricing Period the Trust shall (with the consent of the Investor pursuant to Section 6.07 or 6.08 hereof, if applicable) issue any Trust Units to any Person other than the Investor (other than Trust Units issued in connection with a Permitted Transaction), then the applicable Draw Down Notice shall be deemed null and void and the Investor shall promptly return to the Trust any and all Trust Units transferred to the Investor in respect of any Settlement Date(s) during such Draw Down Pricing Period and the Trust shall promptly thereafter pay to the Investor by wire transfer of immediately available funds to an account designated by the Investor that portion of the applicable Draw Down Amount paid to the Trust in respect of such Settlement Date(s).

     Section 3.10. Failure to Deliver Trust Units. If on any Settlement Date, the Trust fails to deliver the Trust Units to be purchased by the Investor, and such failure is not cured within ten (10) Trading Days following the date on which the Investor delivered payment for such Trust Units, the Trust shall pay to the Investor on demand in cash by wire transfer of immediately available funds to an account designated by the Investor the “Make Whole Amount;” provided, however, that in the event that the Trust is prevented from delivering Trust Units in respect of any such Settlement Date in a timely manner by any fact or circumstance that is reasonably within the control of, or directly attributable to, the Investor, then such ten (10) Trading Day period shall be automatically extended until such time as such fact or circumstance is cured. As used herein, the Make Whole Amount shall be an amount equal to the sum of (i) the Draw Down Amount actually paid by the Investor in respect of such Trust Units plus (ii) an amount equal to the actual loss suffered by the Investor in respect of sales to subsequent purchasers, pursuant to transactions entered into before the Settlement Date, of the Trust Units that were required to be delivered by the Trust, which shall be based upon documentation reasonably satisfactory to the Trust demonstrating the difference (if greater than zero) between (A) the price per unit paid by the Investor to purchase such number of Trust Units necessary for the Investor to meet its unit delivery obligations to such subsequent purchasers minus (B) the average Draw Down Discount Price during the applicable Draw Down Pricing Period. In the event that the Make Whole Amount is not paid within two (2) Trading Days following a demand therefor from the Investor, the Make Whole Amount shall accrue interest compounded daily at a rate of five percent (5%) per annum up to and including the date on which the Make Whole Amount is actually paid.

     Section 3.11. Registration or Exemption Required. The Trust Units to be issued pursuant to this Agreement will be issued in transactions exempt from the registration requirements of the Securities Act in reliance upon the provisions of Section 4(2) and Regulation D thereof, and a transaction exempt from the registration and prospectus requirements of the securities act of the Province of Alberta, Canada. The Trust Units may not be resold to a citizen or resident of the United States except pursuant to an effective registration statement or an exemption to the registration requirements of the Securities Act and applicable state laws, or to a resident of Canada except pursuant to a prospectus which has received a final receipt from the provincial securities commission where the buyer is resident or an exemption to the registration and prospectus requirements of the applicable provincial securities laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE TRUST AND THE ADMINISTRATOR

          (a) The Trust hereby makes the following representations and warranties to the Investor.:

     Section 4.02. Organization, Good Standing and Power.

          (a) The Trust is an open ended unincorporated investment trust, duly organized, validly existing and in good standing under the laws of the Province of Alberta, Canada and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Trust qualifies as a mutual fund trust under the Tax Act. Except as set forth in the Commission Documents (as defined below), the Trust does not own more than fifty percent (50%) of the outstanding capital stock of or control any other business entity, other than any wholly-owned subsidiary that is not “significant” within the meaning of Regulation S-X promulgated by the Commission. The Trust is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, other than those in which the failure so to qualify or be in good standing would not have a Material Adverse Effect.

          (b) The Administrator is a corporation, duly organized, validly existing and in good standing under the laws of the Province of Alberta, Canada and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Administrator is the sole administrator of the Trust, with the exclusive and absolute power to bind the Trust in respect of its obligations under this Agreement, the Registration Rights Agreement and the Warrant.

     Section 4.03. Authorization; Enforceability. (i) The Trust has all requisite trust power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and the Warrant and to issue the Trust Units, the Warrant, the Warrant Trust Units and any Blackout Trust Units to the Investor; (ii) the execution and delivery of this Agreement and the Registration Rights Agreement, and the execution, issuance and delivery of the Warrant, by the Trust and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary trust or other action and no further consent or authorization of the Trust or the Administrator’s Board of Directors or unitholders is required (other than as contemplated by Section 6.05); and (iii) each of this Agreement and the Registration Rights Agreement has been duly executed and delivered, and the Warrant has been duly executed, issued and delivered, by the Trust and constitute the valid and binding obligations of the Trust enforceable against the Trust in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

     Section 4.04. Capitalization. The authorized share capital of the Trust and the Trust Units thereof issued and outstanding as of December 31, 2004 are set forth on a Disclosure Schedule previously delivered to the Investor and its counsel. All of the outstanding Trust Units have been duly and validly authorized and issued, and are fully paid and non-assessable. Except as set forth in the Disclosure Schedule, as of the date hereof no Trust Units are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for or giving any right to subscribe for, any Trust Units. Except as set forth in the Disclosure Schedule, as of the date hereof, there are no contracts, commitments, understandings, or arrangements by which the Trust is or may become bound to issue additional Trust Units or options, securities or rights convertible into or exchangeable for or giving any right to subscribe for any Trust Units. Except as set forth on the Disclosure

Schedule, as of the date hereof the Trust is not a party to any agreement granting registration rights to any Person with respect to any of its equity or debt securities. Except as set forth on the Disclosure Schedule, as of the date hereof the Trust is not a party to, and it has no Knowledge of, any agreement restricting the voting or transfer of any Trust Units. The offer and sale of all Trust Units, convertible securities, rights, warrants, or options of the Trust issued during the twenty-four month period immediately prior to the Closing complied with all applicable U.S. federal and state and Canadian federal and provincial securities laws, and no unitholder has a right of rescission or damages with respect thereto that could reasonably be expected to have a Material Adverse Effect. The Trust has furnished or made available to the Investor true and correct copies of the Indenture, as amended and in effect on the date hereof.

     Section 4.05. Issuance of Trust Units. The Trust Units issuable hereunder, the Warrant and the Warrant Trust Units have been, and any Blackout Trust Units will be, duly authorized by all necessary action on the part of the Trust and, when issued and paid for in accordance with the terms of this Agreement, the Registration Rights Agreement and the Warrant, the Trust Units purchased by the Investor and the Warrant Trust Units shall be validly issued and outstanding, fully paid and non-assessable, and the Investor shall be entitled to all rights accorded to a holder of Trust Units.

     Section 4.06. No Conflicts. The execution, delivery and performance of this Agreement, the Registration Rights Agreement, the Warrant and any other document or instrument contemplated hereby or thereby, by the Trust and the consummation by the Trust of the transactions contemplated hereby and thereby do not: (i) violate any provision of the Indenture, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Trust is a party, (iii) create or impose a lien, charge or encumbrance on any property of the Trust under any agreement or any commitment to which the Trust is a party or by which the Trust is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any U.S. or Canadian federal, state, provincial, local or foreign statute, rule, regulation, order, judgment or decree (including U.S. and Canadian federal, state and provincial securities laws and regulations) applicable to the Trust or any of its subsidiaries or by which any property or asset of the Trust or any of its subsidiaries are bound or affected, except, in all cases, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The Trust is not required under U.S. or Canadian federal, state, provincial or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, the Registration Rights Agreement or the Warrant, or issue and sell Trust Units, the Warrant Trust Units or the Blackout Trust Units in accordance with the terms hereof and thereof (other than any filings that may be required to be made by the Trust with the Commission, the NASD/Nasdaq, the TSX or state or provincial securities commissions subsequent to the Closing, and, any registration statement (including any amendment or supplement thereto) which may be filed pursuant hereto); provided that, for purposes of the representation made in this sentence, the Trust is assuming and relying upon the accuracy of the relevant representations and agreements of the Investor herein.

     Section 4.07. Commission Documents, Financial Statements. The Trust Units are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and the Trust has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act (all of the foregoing, including filings incorporated by reference therein, being referred to herein as the “Commission Documents”). Except as set forth on the Disclosure Schedule, the Trust has maintained all requirements for the continued listing or quotation of its Trust Units, and such Trust Units are currently listed or quoted on the Nasdaq National Market and the TSX. The Trust has made available to the Investor true and complete copies of the Commission Documents filed with the Commission since December 31, 2002 and prior to the Closing Date. The Trust has not provided to the Investor any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Trust but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. As of its date, the Trust’s Form 20-F for the year ended December 31, 2003 complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to such document, and, as of its date, after giving effect to the information disclosed and incorporated by reference therein, such Form 20-F did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Trust included in the Commission Documents filed with the Commission since December 31, 2002 complied as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Trust and its subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

     Section 4.08. No Material Adverse Change. Except as disclosed in the Commission Documents, since December 31, 2003 no event or series of events has or have occurred that would, individually or in the aggregate, have a Material Adverse Effect on the Trust.

     Section 4.09. No Undisclosed Liabilities. Neither the Trust nor any of its subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed on a balance sheet of the Trust or any subsidiary (including the notes thereto) in conformity with Canadian GAAP and are not disclosed in the Commission Documents, other than those incurred in the ordinary course of the Trust’s or its subsidiaries respective businesses since December 31, 2003 and which, individually or in the aggregate, do not or would not have a Material Adverse Effect on the Trust.

     Section 4.10. No Undisclosed Events or Circumstances. No event or circumstance has occurred or exists with respect to the Trust or its subsidiaries or their respective businesses, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Trust but which has not been so publicly announced or disclosed and which, individually or in the aggregate, do not or would not have a Material Adverse Effect on the Trust.

     Section 4.11. Actions Pending. There is no action, suit, claim, investigation or proceeding pending or, to the Knowledge of the Trust, threatened against the Trust or any subsidiary which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto. Except as set forth in the Commission Documents or on the Disclosure Schedule there is no action, suit, claim, investigation or proceeding pending or, to the Knowledge of the Trust, threatened, against or involving the Trust, any subsidiary or any of their respective properties or assets that could be reasonably expected to have a Material Adverse Effect on the Trust. Except as set forth in the Commission Documents or on the Disclosure Schedule, no judgment, order, writ, injunction or decree or award has been issued by or, so far as is known by the Trust, requested of any court, arbitrator or governmental agency which might result in a Material Adverse Effect.

     Section 4.12. Compliance with Law.

          (a) The businesses of the Trust and its subsidiaries have been and are presently being conducted in accordance with all applicable federal, state and local governmental laws, rules, regulations and ordinances, except as set forth in the Commission Documents or such that would not reasonably be expected to cause a Material Adverse Effect. Except as set forth in the Commission Documents, the Trust and each of its subsidiaries have all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted by it, except for such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, the failure to possess which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

          (b) The Trust is not required to be registered as an “investment company” under the U.S. Investment Company Act of 1940, as amended (including the rules and regulations promulgated thereunder), and (i) the Trust Units are not required to be registered under, the Trustee is not required to be qualified in accordance with, nor is the Indenture subject to the provisions of, the U.S. Indenture Trust Act of 1939, as amended (including the rules and regulations promulgated thereunder).

     Section 4.13. Certain Fees. Except as expressly set forth in this Agreement, no brokers, finders or financial advisory fees or commissions will be payable by the Trust or any of its subsidiaries in respect of the transactions contemplated by this Agreement.

     Section 4.14. Disclosure. To the best of the Trust’s Knowledge, neither this Agreement nor the Disclosure Schedule nor any other documents, certificates or instruments furnished to the Investor by or on behalf of the Trust or any subsidiary in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

     Section 4.15. Material Non-Public Information. Except for this Agreement and the transactions contemplated hereby, neither the Trust nor its agents have disclosed to the Investor, any material non-public information that, according to applicable law, rule or regulation, should have been disclosed publicly by the Trust prior to the date hereof but which has not been so disclosed.

     Section 4.16. Exemption from Registration; Valid Issuances. The issuance and sale of the Trust Units, the Warrant, the Warrant Trust Units and any Blackout Trust Units in accordance with the terms and on the bases of the representations and warranties set forth in this Agreement, may and shall be properly issued pursuant to Section 4(2), Regulation D and/or any other applicable U.S. federal and state securities laws and the securities laws of the Province of Alberta.

Neither the sales of the Trust Units, the Warrant, the Warrant Trust Units or any Blackout Trust Units pursuant to, nor the Trust’s performance of its obligations under, this Agreement, the Registration Rights Agreement, or the Warrant shall (i) result in the creation or imposition of any liens, charges, claims or other encumbrances upon any Trust Units issuable hereunder, the Warrant Trust Units, any Blackout Trust Units or any of the assets of the Trust, or (ii) except as set forth on the Disclosure Schedule, entitle the holders of any outstanding Trust Units to preemptive or other rights to subscribe to or acquire Trust Units or other securities of the Trust. The Trust Units issuable hereunder, the Warrant Trust Units and any Blackout Trust Units shall not subject the Investor to personal liability by reason of the ownership thereof.

     Section 4.17. No General Solicitation or Advertising in Regard to this Transaction. Neither the Trust nor any of its affiliates or any person acting on its or their behalf (i) has conducted any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to any of the Trust Units issuable hereunder, the Warrant, the Warrant Trust Units or any Blackout Trust Units or (ii) has made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Trust Units issuable hereunder under the Securities Act.

     Section 4.18. No Integrated Offering. Neither the Trust, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, other than pursuant to this Agreement and employee benefit plans, under circumstances that would require registration under the Securities Act of Trust Units issuable hereunder with any other offers or sales of securities of the Trust.

     Section 4.19. Acknowledgment Regarding Investor’s Purchase of Trust Units. The Trust acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length Investor with respect to this Agreement and the transactions contemplated hereunder. The Trust further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Trust (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of Trust Units.

ARTICLE V

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR

     The Investor hereby makes the following representations, warranties and covenants to the Trust:

     Section 5.01. Organization and Standing of the Investor. The Investor is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands.

     Section 5.02. Authorization and Power. The Investor has the requisite power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and the Warrant and to purchase Trust Units in accordance with the terms hereof. The execution, delivery and performance of this Agreement by Investor and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Investor, its Board of Directors or stockholders is required. This Agreement has been duly executed and delivered by the Investor and constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of creditor’s rights and remedies or by other equitable principles of general application.

     Section 5.03. No Conflicts. The execution, delivery and performance of this Agreement, the Registration Rights Agreement, the Warrant and any other document or instrument contemplated hereby, by the Investor and the consummation of the transactions contemplated thereby do not (i) violate any provision of the Investor’s charter documents or bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Investor is a party, (iii) create or impose a lien, charge or encumbrance on any property of the Investor under any agreement or any commitment to which the Investor is a party or by which the Investor is bound or by which any of its respective properties or assets are bound or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Investor or by which any property or asset of the Investor are bound or affected, except in all cases, for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Investor to enter into and perform its obligations under this Agreement in any material respect. The Investor is not required under federal, state or local law, rule or regulation of either the United States or the British Virgin Islands to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Trust Units in accordance with the terms hereof, provided that, for purposes of the representation made in this sentence, the Investor is assuming and relying upon the accuracy of the relevant representations and agreements of the Trust herein.

     Section 5.04. Financial Capability. The Investor has the financial capability to perform all of its obligations under this Agreement, including the capability to purchase Trust Units in accordance with the terms hereof. The Investor is an “accredited investor” as defined in Regulation D.

     Section 5.05. Information. The Investor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Trust and materials relating to the offer and sale of the Trust Units which have been requested by the Investor. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Trust. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of Trust Units hereunder. The Investor understands that it (and not the Trust) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

     Section 5.06. Selling Restrictions. The Investor covenants that during the Commitment Period, neither the Investor nor any of its affiliates nor any entity managed by the Investor will ever enter into or execute any “short sale” of Trust Units (as such term is defined in Rule 200 of Regulation SHO promulgated by the Commission under the Exchange Act).

     Section 5.07. Statutory Underwriter Status. The Investor acknowledges and agrees that, pursuant to the Commission’s current interpretations of the Securities Act, the Investor will be disclosed as an “underwriter” within the meaning of the Securities Act in the Registration Statement (and amendments thereto) and in any Prospectus contained therein to the extent required by applicable law.

ARTICLE VI

COVENANTS OF THE TRUST

     The Trust covenants with the Investor as follows, which covenants are for the benefit of the Investor and its permitted assignees (as defined herein):

     Section 6.01. Securities. The Trust shall notify the Commission and the Principal Market, if and as applicable, in accordance with their rules and regulations, of the transactions contemplated by this Agreement, and shall use commercially reasonable efforts to take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of Trust Units, the Warrant Trust Units and the Blackout Trust Units, if any, to the Investor.

     Section 6.02. Reservation of Trust Units. As of the date hereof, the Trust has available and the Trust shall reserve and keep available at all times, free of preemptive rights and other similar contractual rights of stockholders, Trust Units for the purpose of enabling the Trust to satisfy any obligation to issue Trust Units in connection with all Draw Downs contemplated hereunder and the Warrant Trust Units. The number of Trust Units so reserved from time to time, as theretofore increased or reduced as hereinafter provided, may be reduced by the number of Trust Units actually delivered hereunder.

     Section 6.03. Registration and Listing. During the Commitment Period, the Trust shall use commercially reasonable efforts: (i) to take all action necessary to cause the Trust Units to continue to be registered under Section 12(b) or 12(g) of the Exchange Act, (ii) to comply in all respects with its reporting and filing obligations under the Exchange Act, (iii) to prevent the termination or suspension such registration, or the termination or suspension of its reporting and filing obligations under the Exchange Act or Securities Act (except as expressly permitted herein). The Trust shall use commercially reasonable efforts necessary to maintain the listing and trading of its Trust Units and the listing of the Trust Units purchased by Investor hereunder on the Principal Market (including, without limitation, maintaining sufficient net tangible assets) and will comply in all material respects with the Trust’s reporting, filing and other obligations under the bylaws or rules of the NASD and the Principal Market.

     Section 6.04. Registration Statement Supplements. Without the prior written consent of the Investor, the Supplements to the Registration Statement for Draw Downs shall be used solely in connection with the transactions between the Trust and the Investor contemplated hereby.

     Section 6.05. Compliance with Laws; Tax Status.

          (a) The Trust shall comply, and cause each subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could reasonably be expected to have a Material Adverse Effect.

          (b) Without the consent of its stockholders in accordance with NASD rules, the Trust will not be obligated to issue, and the Investor will not be obligated to purchase, any

Trust Units which would result in the issuance under this Agreement of Trust Units representing more than the applicable percentage under the rules of the NASD that would require unitholder approval of the issuance thereof.

     (c) Without the consent of the TSX to the transactions contemplated by this Agreement, the Trust will not be obligated to issue, and the Investor will not be obligated to purchase, any Trust Units.

     (d) The Trust shall take all commercially reasonable efforts to maintain its qualification as a mutual fund trust under the Tax Act.

     Section 6.06. Reporting Requirements. Upon reasonable written request of the Investor during the Commitment Period, the Trust shall furnish copies of the following to the Investor within three (3) Trading Days of such request (but not sooner than filed with or submitted to the Commission):

     (a) Annual Reports on Form 20-F;

     (b) Current Reports on Form 6-K; and

     (c) any other documents publicly furnished or submitted to the Commission.

     Section 6.07. Other Financing. The Trust may, without the prior written consent of the Investor, (i) establish Unit option or award plans or agreements (for directors, employees, consultants and/or advisors), and issue securities thereunder, and amend such plans or agreements, including increasing the number of Trust Units available thereunder, (ii) use Trust Units to finance, or otherwise in connection with, the acquisition of one or more other companies, equipment, technologies or lines of business, (iii) issue Trust Units in connection with the Trust’s option or award plans, Unit purchase plans, rights plans, warrants or options, (iv) issue Trust Units in connection with the acquisition of products, licenses, equipment or other assets and strategic partnerships or joint ventures (the primary purpose of which is not to raise equity capital); (v) issue Trust Units to consultants and/or advisors as consideration for services rendered, (vi) issue and sell equity or debt securities in a public offering, (vii) issue and sell and equity or debt securities in a private placement (other than in connection with any Prohibited Transaction), (viii) issue Trust Units to equipment lessors, equipment vendors, banks or similar lending institutions in connection with leases or loans, or in connection with strategic commercial or licensing transactions, (ix) issue Trust Units in connection with any split, dividend, recapitalization, reclassification or similar event by the Trust, (x) issue Trust Units in connection with the Trust’s Dividend Reinvestment Plan, and (xi) issue Trust Units to the Investor under any other agreement entered into between the Investor and the Trust (each a “Permitted Transaction”). The Trust shall use commercially reasonable efforts to notify the Investor in writing prior to the consummation of any material Permitted transaction described in clauses (vi), (vii) or (ix) above.

     Section 6.08. Prohibited Transactions. During the term of this Agreement, the Trust shall not enter into any Prohibited Transaction without the prior written consent of the Investor, which consent may be withheld at the sole discretion of the Investor. For the purposes of this Agreement, the term “Prohibited Transaction” shall refer to the issuance by the Trust of any “future priced securities,” which shall be deemed to mean the issuance of Trust Units or securities of any type whatsoever that are, or may become, convertible or exchangeable into Trust Units where the purchase, conversion or exchange price for such Trust Units is determined using any floating or otherwise adjustable discount to the market price of Trust Units, including, without limitation, pursuant to any equity line or other financing that is substantially similar to the financing provided for under this Agreement.

     Section 6.09. Existence. The Trust shall take all steps necessary to preserve and continue the existence of the Trust; provided, however, that nothing in this Agreement shall be deemed to prohibit the Trust from engaging in any merger, consolidation, sale of all or substantially all of its assets or similar transaction with another Person pursuant to which such other Person is the surviving entity in the transaction.

     Section 6.10. Non-Disclosure of Non-Public Information. None of the Trust, the Administrator or its officers, directors, employees nor agents shall disclose material non-public information to the Investor, its advisors or representatives.

     Section 6.11. Notice of Certain Events Affecting Registration; Suspension of Right to Request a Draw Down. Notwithstanding the provisions of Section 6.10, the Trust shall immediately notify the Investor upon the occurrence of any of the following events in respect of the Registration Statement or the Prospectus related to the offer, issuance and sale of Trust Units and the Warrant Trust Units hereunder: (i) receipt of any request for additional information by the Commission or any other federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; and (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Trust shall not request a Draw Down during the continuation of any of the foregoing events.

     Section 6.12. Amendments to the Registration Statement. When the Registration Statement is declared effective by the Commission, the Trust shall not (i) file any amendment to the Registration Statement or make any amendment to the Prospectus of which the Investor shall not previously have been advised or to which the Investor shall reasonably object after being so advised or (ii) so long as, in the reasonable opinion of counsel for the Investor, a Prospectus is required to be delivered in connection with sales of the Trust Units purchased by the Investor hereunder or any Warrant Trust Units or Blackout Trust Units, file any information, documents or reports pursuant to the Exchange Act without delivering a copy of such information, documents or reports to the Investor promptly following such filing.

     Section 6.13. Prospectus Delivery. From time to time for such period as in the opinion of counsel for the Investor a prospectus is required by the Securities Act to be delivered in connection with sales of Trust Units by the Investor, the Trust will expeditiously deliver to the Investor, without charge, as many copies of the Prospectus (and of any amendment or supplement thereto) as the Investor may reasonably request. The Trust consents to the use of the Prospectus (and of any amendment or supplement thereto) in accordance with the provisions of the Securities Act and state and provincial securities laws in connection with the offering and sale of Trust Units hereunder and the Warrant Trust Units and for such period of time thereafter as the Prospectus is required by the Securities Act to be delivered in connection with sales of the Trust Units issued hereunder and the Warrant Trust Units.

     Section 6.14. Expectations Regarding Draw Downs. Within ten (10) calendar days after the commencement of each calendar quarter occurring subsequent to the date hereof, the

Trust shall notify the Investor as to its reasonable expectations as to the dollar amount it intends to raise during such calendar quarter, if any, through the issuance of Draw Down Notices. Such notification shall constitute only the Trust’s good faith estimate with respect to such calendar quarter and shall in no way obligate the Trust to raise such amount during such calendar quarter or otherwise limit its ability to deliver Draw Down Notices during such calendar quarter. The failure by the Trust to comply with this provision can be cured by the Trust’s notifying the Investor at any time as to its reasonable expectations with respect to the current calendar quarter.

     Section 6.15. Use of Proceeds. Under no circumstances shall the Trust use all or any part of the proceeds of a Draw Down for the purpose of making a distribution to Trust Unitholders.

ARTICLE VII

CONDITIONS TO THE OBLIGATION OF THE INVESTOR TO ACCEPT A DRAW DOWN

The obligation of the Investor hereunder to accept a Draw Down Notice and to acquire and pay for Trust Units in accordance therewith is subject to the satisfaction or waiver, at each Condition Satisfaction Date, of each of the conditions set forth below. The conditions are for the Investor’s sole benefit and may be waived by the Investor at any time in its sole discretion. As used in this Agreement, the term “Condition Satisfaction Date” shall mean, with respect to each Draw Down, the date on which the applicable Draw Down Notice is delivered to the Investor and each Settlement Date in respect of the applicable Draw Down Pricing Period.

     Section 7.01. Accuracy of the Trust’s Representations and Warranties. Each of the representations and warranties of the Trust shall be true and correct in all material respects as of the date when made as though made at that time except for representations and warranties that are expressly made as of a particular date.

     Section 7.02. Performance by the Trust. The Trust shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement, the Registration Rights Agreement and the Warrant to be performed, satisfied or complied with by the Trust.

     Section 7.03. Compliance with Law; Tax Status. The Trust shall have complied in all material respects with all applicable U.S. and Canadian federal, state, provincial and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Trust shall continue to qualify as a mutual fund trust under the Tax Act.

     Section 7.04. Effective Registration Statement. Upon the terms and subject to the conditions as set forth in the Registration Rights Agreement, the Registration Statement shall have previously become effective and shall remain effective and (i) neither the Trust nor the Investor shall have received notice that the Commission has issued or intends to issue a stop order with respect to the Registration Statement or that the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened to do so (unless the Commission’s concerns have been addressed and the Investor is reasonably satisfied that the Commission no longer is considering or intends to take such action), and (ii) no other suspension of the use or withdrawal of the effectiveness of the Registration Statement or the Prospectus shall exist.

     Section 7.05. No Knowledge. The Trust shall have no Knowledge of any event more likely than not to have the effect of causing the Registration Statement with respect to the resale of the Registrable Securities by the Investor to be suspended or otherwise ineffective (which event is more likely than not to occur within fifteen Trading Days following the Trading Day on which a Draw Down Notice is delivered).

     Section 7.06. No Suspension. Trading in Trust Units shall not have been suspended by the Commission, the Principal Market or the NASD and trading in securities generally as reported on the Principal Market shall not have been suspended or limited.

     Section 7.07. No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

     Section 7.08. No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Trust or any subsidiary, or any of the officers, directors or affiliates of the Trust or any subsidiary seeking to enjoin, prevent or change the transactions contemplated by this Agreement.

     Section 7.09. Section 16 Limitation. On each Settlement Date, the number of Trust Units then to be purchased by the Investor shall not exceed the number of such Trust Units that, when aggregated with all other Registrable Securities then owned by the Investor beneficially or deemed beneficially owned by the Investor, would result in the Investor owning more than 9.9% of all of such Trust Units as would be outstanding on such Settlement Date, as determined in accordance with Section 16 of the Exchange Act. For purposes of this Section 7.09, in the event that the number of Trust Units outstanding as determined in accordance with Section 16 of the Exchange Act and the regulations promulgated thereunder is greater on a Settlement Date than on the date upon which the Draw Down Notice associated with such Settlement Date is given, the number of Trust Units outstanding on such Settlement Date shall govern for purposes of determining whether the Investor, when aggregating all purchases of Trust Units made pursuant to this Agreement and, if any, Warrant Trust Units and Blackout Trust Units, would own more than 9.9% of the Trust Units following such Settlement Date.

     Section 7.10. Sufficient Trust Units Registered for Resale. The Trust shall have sufficient Trust Units, calculated using the closing trade price of Trust Units as of the Trading Day immediately preceding such Draw Down Notice, registered under the Registration Statement to issue and sell such Trust Units in accordance with such Draw Down Notice.

     Section 7.11. Warrant. The Warrant shall have been duly executed, delivered and issued to the Investor, and the Trust shall not be in default in any material respect under any of the provisions thereof, provided that any refusal by or failure of the Trust to issue and deliver Warrant Trust Units in respect of any exercise (in whole or in part) thereof shall be deemed to be material for the purposes of this Section 7.11.

     Section 7.12. Opinion of Counsel. The Investor shall have received an opinion of counsel to the Trust, dated as of the Effective Date, in form and substance reasonably satisfactory to the Investor and its counsel, including, without limitation, negative reassurance as to the absence of material misrepresentations contained in, or omissions from, the Registration Statement.

ARTICLE VIII

TERMINATION

     Section 8.01. Term. Unless otherwise terminated in accordance with Section 8.02 below, this Agreement shall terminate upon the expiration of the Commitment Period.

     Section 8.02. Other Termination.

          (a) The Investor may terminate this Agreement upon (x) one (1) day’s notice if the Trust enters into any Prohibited Transaction as set forth in Section 6.08 without the Investor’s prior written consent, or (y) one (1) day’s notice within ten (10) Trading Days after the Investor obtains actual knowledge that an event resulting in a Material Adverse Effect has occurred; provided, however, that the Investor shall be deemed to possess such actual knowledge within five (5) Trading Days after such event has been publicly disclosed by the Trust in accordance with its periodic reporting requirements under the Exchange Act.

          (b) The Investor may terminate this Agreement upon one (1) day’s notice to the Trust at any time in the event that the Registration Statement is not declared effective in accordance with the Registration Rights Agreement.

          (c) The Trust may terminate this Agreement upon one (1) day’s notice; provided, however, that the Trust shall not terminate this Agreement pursuant to this Section 8.02(c) during any Draw Down Pricing Period; provided further; that, in the event of any termination of this Agreement by the Trust hereunder, so long as the Investor owns Trust Units purchased hereunder and/or Warrant Trust Units, unless all of such Trust Units may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144(k) (or any similar provision then in effect) under the Securities Act, the Trust shall not suspend or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective, or voluntarily delist the Trust Units from, the Principal Market without listing the Trust Units on another Principal Market.

          (d) Each of the parties hereto may terminate this Agreement upon one (1) day’s notice if the other party has breached a material representation, warranty or covenant to this Agreement and such breach is not remedied within ten (10) Trading Days after notice of such breach is delivered to the breaching party.

          (e) The obligation of the Investor to purchase Trust Units shall terminate permanently in the event that there shall occur any stop order or suspension of effectiveness of the Registration Statement for an aggregate of thirty (30) calendar days during the Commitment Period.

     Section 8.03. Effect of Termination. In the event of termination by the Trust or the Investor, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by either party. If this Agreement is terminated as provided in Section 8.01 or 8.02 herein, this Agreement shall become void and of no further force and effect, except as provided in Section 10.13. Nothing in this Section 8.03 shall be deemed to release the Trust or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Trust and the Investor to compel specific performance by the other party of its obligations under this Agreement.

ARTICLE IX

INDEMNIFICATION

     Section 9.01. Indemnification.

          (a) Except as otherwise provided in this Article IX, unless disputed as set forth in Section 9.02, the Trust agrees to indemnify, defend and hold harmless the Investor and its affiliates and their respective officers, directors, agents, employees, subsidiaries, partners, members and controlling persons (each, an “Investor Indemnified Party”), to the fullest extent permitted by law from and against any and all Damages directly resulting from or directly arising out of any breach of any representation or warranty, covenant or agreement by the Trust in this Agreement, the Registration Rights Agreement or the Warrant; provided, however, that the Trust shall not be liable under this Article IX to an Investor Indemnified Party to the extent that such Damages resulted or arose from the breach by an Investor Indemnified Party of any representation, warranty, covenant or agreement of an Investor Indemnified Party contained in this Agreement, the Registration Rights Agreement or the Warrant or the gross negligence, recklessness, willful misconduct or bad faith of an Investor Indemnified Party. The parties intend that any Damages subject to indemnification pursuant to this Article IX will be net of insurance proceeds (which the Investor Indemnified Party agrees to use commercially reasonable efforts to recover). Accordingly, the amount which the Trust is required to pay to any Investor Indemnified Party hereunder (a “Trust Indemnity Payment”) will be reduced by any insurance proceeds actually recovered by or on behalf of any Investor Indemnified Party in reduction of the related Damages. In addition, if an Investor Indemnified Party receives a Trust Indemnity Payment required by this Article IX in respect of any Damages and subsequently receives any such insurance proceeds, then the Investor Indemnified Party will pay to the Trust an amount equal to the Trust Indemnity Payment received less the amount of the Trust Indemnity Payment that would have been due if the insurance proceeds had been received, realized or recovered before the Trust Indemnity Payment was made.

          (b) Except as otherwise provided in this Article IX, unless disputed as set forth in Section 9.02, the Investor agrees to indemnify, defend and hold harmless the Trust and its affiliates and their respective officers, directors, agents, employees, subsidiaries, partners, members and controlling persons (each, a “Trust Indemnified Party”), to the fullest extent permitted by law from and against any and all Damages directly resulting from or directly arising out of any breach of any representation or warranty, covenant or agreement by the Investor in this Agreement, the Registration Right Agreement or the Warrant; provided, however, that the Investor shall not be liable under this Article IX to a Trust Indemnified Party to the extent that such Damages resulted or arose from the breach by a Trust Indemnified Party of any representation, warranty, covenant or agreement of a Trust Indemnified Party contained in this Agreement, the Registration Right Agreement or the Warrant or gross negligence, recklessness, willful misconduct or bad faith of a Trust Indemnified Party. The parties intend that any Damages subject to indemnification pursuant to this Article IX will be net of insurance proceeds (which the Trust agrees to use commercially reasonable efforts to recover). Accordingly, the amount which the Investor is required to pay to any Trust Indemnified Party hereunder (an “Investor Indemnity Payment”) will be reduced by any insurance proceeds theretofore actually recovered by or on behalf of any Trust Indemnified Party in reduction of the related Damages. In addition, if a Trust Indemnified Party receives a Investor Indemnity Payment required by this Article IX in respect of any Damages and subsequently receives insurance such proceeds, then the Trust Indemnified Party will pay to the Investor an amount equal to the Investor Indemnity Payment received less the amount of the Investor Indemnity Payment that would have been due if the insurance proceeds had been received, realized or recovered before the Investor Indemnity Payment was made.

     Section 9.02. Notification of Claims for Indemnification. Each party entitled to indemnification under this Article IX (an “Indemnified Party”) shall, promptly after the receipt of notice of the commencement of any claim against such Indemnified Party in respect of which indemnity may be sought from the party obligated to indemnify such Indemnified Party under this Article IX (the “Indemnifying Party”), notify the Indemnifying Party in writing of the commencement thereof. Any such notice shall describe the claim in reasonable detail. The failure of any Indemnified Party to so notify the Indemnifying Party of any such action shall not relieve the Indemnifying Party from any liability which it may have to such Indemnified Party (a) other than pursuant to this Article IX or (b) under this Article IX unless, and only to the extent that, such failure results in the Indemnifying Party’s forfeiture of substantive rights or defenses or the Indemnifying Party is prejudiced by such delay. The procedures listed below shall govern the procedures for the handling of indemnification claims.

          (a) Any claim for indemnification for Damages that do not result from a Third Party Claim as defined in the following paragraph, shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30) day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment as set forth in Section 9.01. If such Indemnifying Party does not respond within such thirty (30) day period or rejects such claim in whole or in part, the Indemnified Party shall be free to pursue such remedies as specified in this Agreement, including the dispute resolution provisions set forth in Section 9.03 below.

          (b) If an Indemnified Party shall receive notice or otherwise learn of the assertion by a person or entity not a party to this Agreement of any threatened legal action or claim (collectively a “Third Party Claim”), with respect to which an Indemnifying Party may be obligated to provide indemnification, the Indemnified Party shall give such Indemnifying Party written notice thereof within twenty (20) days after becoming aware of such Third Party Claim.

          (c) An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise) at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, any Third Party Claim. Within thirty (30) days after the receipt of notice from an Indemnified Party (or sooner if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnified Party whether the Indemnifying Party will assume responsibility for defending such Third Party Claim, which election shall specify any reservations or exceptions. If such Indemnifying Party does not respond within such thirty (30) day period or rejects such claim in whole or in part, the Indemnified Party shall be free to pursue such remedies as specified in this Agreement, including the dispute resolution provisions set forth in Section 9.03 below. In case any such Third Party Claim shall be brought against any Indemnified Party, and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment; provided, however, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense at its own expense. Notwithstanding the foregoing, in any Third Party Claim in which both the Indemnifying Party, on the one hand, and an Indemnified Party, on the other hand, are, or are reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel and to control its own defense of such claim if, in the reasonable opinion of counsel to such Indemnified Party, either (x) one or more significant defenses are available to the Indemnified Party that are not available to the Indemnifying Party or (y) a conflict or potential conflict exists between the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable; provided, however, that in such circumstances the Indemnifying Party (i) shall not be liable for the fees and expenses of more than one counsel to all Indemnified Parties and (ii) shall reimburse the Indemnified Parties for such reasonable fees and expenses of such counsel incurred in any such Third Party Claim, as such expenses are incurred, provided that the Indemnified Parties agree to repay such amounts if it is ultimately determined that the Indemnifying Party was not obligated to provide indemnification under this Article X. The Indemnifying Party agrees that it will not, without the prior written consent of the Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising or that may arise out of such claim. The Indemnifying Party shall not be liable for any settlement of any claim effected against an Indemnified Party without the Indemnifying Party’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The rights accorded to an Indemnified Party hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise (subject, however, to the provisions of Section 9.03 below); provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement, nothing in this Article IX (other than Section 9.03) shall restrict or limit any rights that any Indemnified Party may have to seek equitable relief.

     Section 9.03. Dispute Resolution. Any dispute under this Agreement, the Registration Rights Agreement or the Warrant shall be submitted to arbitration (including, without limitation, pursuant to this Article IX) and shall be finally and conclusively determined by the decision of a board of arbitration consisting of three (3) members (the “Board of Arbitration”) selected as hereinafter provided. Each of the Indemnified Party and the Indemnifying Party shall select one (1) member and the third member shall be selected by mutual agreement of the other members, or if the other members fail to reach agreement on a third member within twenty (20) days after their selection, such third member shall thereafter be selected by the American Arbitration Association upon application made to it for such purpose by the Indemnified Party. The Board of Arbitration shall meet on consecutive business days in New York, New York or such other place as a majority of the members of the Board of Arbitration determines more appropriate, and shall reach and render a decision in writing (concurred in by a majority of the members of the Board of Arbitration) with respect to the amount, if any, which the Indemnifying Party is required to pay to the Indemnified Party in respect of a claim filed by the Indemnified Party. In connection with rendering its decisions, the Board of Arbitration shall adopt and follow such rules and procedures as a majority of the members of the Board of Arbitration deems necessary or appropriate. To the extent practical, decisions of the Board of Arbitration shall be rendered no more than thirty (30) calendar days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to the Indemnified Party and the Indemnifying Party. Any decision made by the Board of Arbitration (either prior to or after the expiration of such thirty (30) calendar day period) shall be final, binding and conclusive on the Indemnified Party and the Indemnifying Party and entitled to be enforced to the fullest extent permitted by law and entered in any court of competent jurisdiction. Each party to any arbitration shall bear its own expense in relation thereto, including but not limited to such party’s attorneys’ fees, if any, and the expenses and fees of the Board of Arbitration shall be paid initially one-half by each of the Indemnifying Party and the Indemnified Party, but then apportioned between the

Indemnifying Party and the Indemnified Party in the same proportion as the portion of the related claim determined by the Board of Arbitration to be payable to the Indemnified Party bears to the portion of such claim determined not to be so payable.

ARTICLE X

MISCELLANEOUS

     Section 10.01. Fees and Expenses. The Trust shall be solely responsible for (i) all reasonable attorneys fees and expenses incurred by the Investor in connection with (x) the preparation, negotiation, execution and delivery of this Agreement, the Registration Rights Agreement and the Warrant up to an aggregate maximum of $50,000, and (y) the filing and effectiveness of the Registration Statement up to an aggregate maximum of $10,000, (ii) all reasonable fees and expenses incurred by the Investor in connection with any amendments, modifications or waivers of this Agreement or incurred in connection with the Investor’s enforcement of this Agreement, including, without limitation, all reasonable attorneys fees and expenses, (iii) all reasonable due diligence expenses incurred by the Investor during the term of this Agreement equal to $12,500 per calendar quarter, provided that such $12,500 shall not be payable in respect of any calendar quarter following the calendar quarter during which the Trust shall have issued and sold Trust Units hereunder during the term of this Agreement in aggregate Draw Down Amounts equal to or exceeding $25 million, and (iv) all stamp or other similar taxes and duties, if any, levied in connection with issuance of the Trust Units pursuant hereto; provided, however, that in each of the above instances the Investor shall upon request provide reasonable supporting invoices or similar documentation describing such expenses.

     Section 10.02. Reporting Entity for the Trust Units. The reporting entity relied upon for the determination of the trading price or trading volume of the Trust Units on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Trust shall be required to employ any other reporting entity.

     Section 10.03. Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Trust on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any Persons claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

     Section 10.04. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) delivered by reputable air courier service with charges prepaid, or (iii) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice given in accordance herewith. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered or transmitted on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered or transmitted other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of delivery by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such delivery, whichever shall first occur. The addresses for such communications shall be:

If to the Trust:

Enterra Energy Trust
Suite 2600
500 — 4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
Telephone: (403) 263-0262
Facsimile: (403) 444-0100
Attention: Reg J. Greenslade, President and Chief Executive Officer (of the Administrator)

if to the Investor:

Kingsbridge Capital Limited/ c/o Kingsbridge Corporate Services Limited
Main Street
Kilcullen, County Kildare
Republic of Ireland
Telephone: 011-353-45-481-811
Facsimile: 011-353-45-482-003
Attention: Adam Gurney, Managing Director

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Telephone: (212) 878-8570
Facsimile: (212) 878-8375
Attention: Keith M. Andruschak, Esq.

Either party hereto may from time to time change its address or facsimile number for notices under this Section by giving at least ten (10) days’ prior written notice of such changed address or facsimile number to the other party hereto.

     Section 10.05. Assignment. Neither this Agreement nor any rights of the Investor or the Trust hereunder may be assigned by either party to any other Person.

     Section 10.06. Amendment; No Waiver. No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth in this Agreement or therein. Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by both parties hereto. The failure of the either party to insist on strict compliance with this Agreement, or to exercise any right or remedy under this Agreement, shall not constitute a waiver of any rights provided under this Agreement, nor estop the parties from thereafter demanding full and complete compliance nor prevent the parties from exercising such a right or remedy in the future.

     Section 10.07. Entire Agreement. This Agreement, the Registration Rights Agreement and the Warrant set forth the entire agreement and understanding of the parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written, relating to the subject matter hereof.

     Section 10.08. Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that, such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

     Section 10.09. Title and Subtitles. The titles and subtitles used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

     Section 10.10. Counterparts. This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument.

     Section 10.11. Choice of Law. This Agreement shall be construed under the laws of the State of New York.

     Section 10.12. Specific Enforcement, Consent to Jurisdiction.

          (a) The Trust and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

          (b) Subject to Section 9.03, each of the Trust and the Investor (i) hereby irrevocably submits to the jurisdiction of the United States District Court and other courts of the United States sitting in the City of New York for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Trust and the Investor consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

     Section 10.13. Survival. The representations and warranties of the Trust and the Investor contained in Articles IV and V and the covenants contained in Article V and Article VI shall survive the execution and delivery hereof and the Closing until the termination of this Agreement, and the agreements and covenants set forth in Article VIII and Article IX of this Agreement shall survive the execution and delivery hereof and the Closing hereunder.

     Section 10.14. Publicity. Prior to the Closing, neither the Trust nor the Investor shall issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement. In the event the Trust is required by law, based upon an opinion of the Trust’s counsel, to issue a press release or otherwise make a public statement or announcement with respect to this Agreement prior to the Closing, the Trust shall consult with the Investor on the form and substance of such press release. Promptly after the Closing, each party may issue a press release or otherwise make a public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement; provided that, prior to issuing any such press release, making any such public statement or announcement, the party wishing to make such release, statement or announcement consults and cooperates in good faith with the other party in order to formulate such press release, public statement or announcement in form and substance reasonably acceptable to both parties.

     Section 10.15. Further Assurances. From and after the date of this Agreement, upon the request of the Investor or the Trust, each of the Trust and the Investor shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

     Section 10.16. Currency. All references to “dollars” or “$” in this Agreement shall mean currency of the United States of America.

[Remainder of this page intentionally left blank]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first written.

KINGSBRIDGE CAPITAL LIMITED

By:

Valentine O’Donoghue
Director

ENTERRA ENERGY TRUST
By its Administrator
ENTERRA ENERGY CORP.

By:

Reg J. Greenslade
President and Chief Executive Officer

Exhibit A
Form of Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

     This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of April 22, 2005, is by and between ENTERRA ENERGY TRUST (the “Trust”) and KINGSBRIDGE CAPITAL LIMITED (the “Investor”).

     WHEREAS, the Trust and the Investor have entered into that certain Trust Unit Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which the Trust may issue, from time to time, to the Investor up to $100 million worth of Trust Units as provided for therein;

     WHEREAS, pursuant to the terms of, and in partial consideration for the Investor entering into, the Purchase Agreement, the Trust has issued to the Investor a warrant, exercisable from time to time within three (3) years following the six-month anniversary of the date of issuance (the “Warrant”) for the purchase of an aggregate of up to 301,000 Trust Units at a price specified in such Warrant;

     WHEREAS, pursuant to the terms of, and in partial consideration for, the Investor’s agreement to enter into the Purchase Agreement, the Trust has agreed to provide the Investor with certain registration rights with respect to the Registrable Securities (as defined in the Purchase Agreement) as set forth herein;

     NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, in the Warrant, and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows (capitalized terms used herein and not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement):

ARTICLE I

REGISTRATION RIGHTS

Section 1.1. Registration Statement.

     (a) Filing of the Registration Statement. Upon the terms and subject to the conditions set forth in this Agreement, the Trust shall file with the Commission within thirty (30) calendar days after the Closing Date a registration statement on Form F-10 promulgated by the Commission for Canadian private issuers pursuant to the Multi-jurisdictional Disclosure System, or such other form as deemed appropriate by counsel to the Trust for the registration for the resale by the Investor of the Registrable Securities (the “Registration Statement”).

     (b) Effectiveness of the Registration Statement. The Trust shall use commercially reasonable efforts (i) to have the Registration Statement declared effective by the Commission as soon as reasonably practicable, but in any event no later than ninety (90) calendar days after the Closing Date and (ii) to ensure that the Registration Statement remains in effect throughout the term of this Agreement as set forth in Section 4.2, subject to the terms and conditions of this Agreement.

     (c) Regulatory Disapproval. The contemplated effective date for the Registration Statement as described in Section 1.1(b) shall be extended without default or liquidated damages hereunder or under the Purchase Agreement in the event that the Trust’s failure to obtain the effectiveness of the Registration Statement on a timely basis results solely from the disapproval of the structure of the transactions contemplated by the Purchase Agreement by the TSX and/or the Commission. In such event, the parties agree to cooperate with one another in good faith to arrive at a resolution acceptable to the TSX and/or the Commission.

     (d) Failure to Maintain Effectiveness of Registration Statement. In the event the Trust fails to maintain the effectiveness of the Registration Statement (or the Prospectus) throughout the period set forth in Section 4.2, other than temporary suspensions as set forth in Section 1.1(e) or 2.1(n), and the Investor holds any Registrable Securities at any time during the period of such ineffectiveness (an “Ineffective Period”), the Trust shall pay to the Investor in immediately available funds into an account designated by the Investor an amount equal to the product of (x) the total number of Registrable Securities issued to the Investor under the Purchase Agreement and owned by the Investor at any time during such Ineffective Period and (y) the result, if greater than zero, obtained by subtracting the VWAP on the Trading Day immediately following the last day of such Ineffective Period from the VWAP on the Trading Day immediately preceding the day on which any such Ineffective Period began; provided, however, that the foregoing payments shall not apply in respect of Registrable Securities that are otherwise freely tradable by the Investor on either the Principal Market or the TSX.

     (e) Deferral or Suspension During a Blackout Period. Notwithstanding the provisions of Section 1.1(d), if in the good faith judgment of the Trust, following consultation with legal counsel, it would be detrimental to the Trust or its unitholders for the Registration Statement to be filed or for resales of Registrable Securities to be made pursuant to the Registration Statement due to (i) the existence of a material development or potential material development involving the Trust that the Trust would be obligated to disclose in the Registration Statement, which disclosure would be premature or otherwise inadvisable at such time or would have a Material Adverse Effect on the Trust or its unitholders, or (ii) a filing of a Trust-initiated registration of any class of its equity securities, which, in the good faith judgment of the Trust, would adversely effect or require premature disclosure of the filing of such Trust-initiated registration (notice thereof, a “Blackout Notice”), the Trust shall have the right to (A) immediately defer such filing for a period of not more than sixty (60) days beyond the date by which such Registration Statement was otherwise required hereunder to be filed or (B) suspend use of such Registration Statement for a period of not more than thirty (30) days (any such deferral or suspension period, a “Blackout Period”). The Investor acknowledges that it would be seriously detrimental to the Trust and its unitholders for such Registration Statement to be filed (or remain in effect) during a Blackout Period and therefore essential to defer such filing (or suspend the use thereof) during such Blackout Period and agrees to cease any disposition of the Registrable Securities during such Blackout Period. The Trust may not utilize any of its rights under this Section 1.1(e) to defer the filing of a Registration Statement (or suspend its effectiveness) more than six (6) times in any twelve (12) month period. In the event that, within fifteen (15) Trading Days following any Settlement Date, the Trust gives a Blackout Notice to the Investor and the VWAP on the Trading Day immediately preceding such Blackout Period (“Old VWAP”) is greater than the VWAP on the first Trading Day following such Blackout Period that the Investor may sell its Registrable

Securities pursuant to an effective Registration Statement (“New VWAP”), then the Trust shall pay to the Investor, by wire transfer of immediately funds to an account designated by the Investor, the “Blackout Amount.” For the purposes of this Agreement, Blackout Amount means a percentage equal to: (1) seventy-five percent (75%) if such Blackout Notice is delivered prior to the fifth (5th) Trading Day following such Settlement Date; (2) fifty percent (50%) if such Blackout Notice is delivered on or after the fifth (5th) Trading Day following such Settlement Date, but prior to the tenth (10th) Trading Day following such Settlement Date; (3) twenty-five percent (25%) if such Blackout Notice is delivered on or after the tenth (10th) Trading Day following such Settlement Date, but prior to the fifteenth (15th) Trading Day following such Settlement Date; and (4) zero percent (0%) thereafter of: the product of (i) the number of Registrable Securities purchased by the Investor pursuant to the most recent Draw Down and actually held by the Investor immediately prior to the Blackout Period and (ii) the result obtained by subtracting the New VWAP from the Old VWAP. For any Blackout Period in respect of which a Blackout Amount becomes due and payable, rather than paying the Blackout Amount, the Trust may at is sole discretion, issue to the Investor Trust Units with an aggregate market value determined as of the first Trading Day following such Blackout Period equal to the Blackout Amount (“Blackout Trust Units”).

     (f) Liquidated Damages. The Trust and the Investor hereto acknowledge and agree that the amounts payable under Sections 1.1(d) and 1.1(e) and the Blackout Trust Units deliverable under Section 1.1(e) above shall constitute liquidated damages and not penalties. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred by the Investor is incapable or is difficult to precisely estimate, (ii) the amounts specified in such subsections bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred in connection with any failure by the Trust to obtain or maintain the effectiveness of the Registration Statement, (iii) one of the reasons for the Trust and the Investor reaching an agreement as to such amounts was the uncertainty and cost of litigation regarding the question of actual damages, and (iv) the Trust and the Investor are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length.

     (g) Additional Registration Statements. In the event and to the extent that the Registration Statement fails to register a sufficient amount of Trust Units necessary for the Trust to issue and sell to the Investor and the Investor to purchase from the Trust all of the Registrable Securities to be issued, sold and purchased under the Purchase Agreement and the Warrant, the Trust shall prepare and file with the Commission an additional registration statement or statements in order to effectuate the purpose of this Agreement, the Purchase Agreement, and the Warrant.

ARTICLE II

REGISTRATION PROCEDURES

Section 2.1. Filings; Information. The Trust shall effect the registration with respect to the sale of the Registrable Securities by the Investor in accordance with the intended methods of disposition thereof. Without limiting the foregoing, the Trust in each such case will do the following as expeditiously as possible, but in no event later than the deadline, if any, prescribed therefor in this Agreement:

     (a) Subject to Section 1.1(e), the Trust shall (i) prepare and file with the Commission the Registration Statement; (ii) use commercially reasonable efforts to cause such filed Registration Statement to become and to remain effective (pursuant to Rule 415 under the Securities Act or otherwise); (iii) prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the time period prescribed by Section 4.2 and in order to effectuate the purpose of this Agreement, the Purchase Agreement, and the Warrant; and (iv) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the Investor set forth in such Registration Statement; provided, however, that the Investor shall be responsible for the delivery of the Prospectus to the Persons to whom the Investor sells Trust Units, and the Investor agrees to dispose of Registrable Securities in compliance with the plan of distribution described in the Registration Statement and otherwise in compliance with applicable federal and state securities laws.

     (b) Three (3) Trading Days prior to filing the Registration Statement or Prospectus, or any amendment or supplement thereto (excluding amendments deemed to result from the filing of documents incorporated by reference therein), the Trust shall deliver to the Investor and to counsel representing the Investor, in accordance with the notice provisions of Section 4.8, copies of the Registration Statement, Prospectus and/or any amendments or supplements thereto as proposed to be filed, together with exhibits thereto, which documents will be subject to review by the Investor and such counsel, and thereafter deliver to the Investor and such counsel, in accordance with the notice provisions of Section 4.8, such number of copies of the Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the Prospectus (including each preliminary prospectus) and such other documents or information as the Investor or counsel may reasonably request in order to facilitate the disposition of the Registrable Securities.

     (c) The Trust shall deliver, in accordance with the notice provisions of Section 4.8, to each seller of Registrable Securities covered by the Registration Statement such number of conformed copies of the Registration Statement and of each amendment and supplement thereto (in each case including all exhibits and documents incorporated by reference), such number of copies of the Prospectus (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such seller’s Registrable Securities, and such other documents, as such seller may reasonably request to facilitate the disposition of its Registrable Securities.

     (d) After the filing of the Registration Statement, the Trust shall promptly notify the Investor of any stop order issued or threatened by the TSX or any provincial securities commissions in Canada of which the Trust is a reporting issuer or the Commission in connection therewith and take all commercially reasonable actions required to prevent the entry of such stop order or to remove it if entered.

     (e) The Trust shall use commercially reasonable efforts to (i) register or qualify the Registrable Securities under such other securities or blue sky laws of each jurisdiction in the United States as the Investor may reasonably (in light of its intended plan of distribution) request, and (ii) cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary by virtue of the business and operations of the Trust and do any and all other customary acts and things that may be reasonably necessary or advisable to enable the Investor to consummate the disposition of the Registrable Securities; provided, however, that the Trust will not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.1(e), subject itself to taxation in any such jurisdiction, consent or subject itself to general service of process in any such jurisdiction, change any existing business practices, benefit plans or outstanding securities or amend or otherwise modify the Charter or Bylaws.

     (f) The Trust shall make available to the Investor (and will deliver to Investor’s counsel), (A) subject to restrictions imposed by the United States federal government or any agency or instrumentality thereof, copies of all public correspondence between the provincial or territorial securities commissions in Canada or the Commission and the Trust concerning the Registration Statement and will also make available for inspection by the Investor and any attorney, accountant or other professional retained by the Investor (collectively, the “Inspectors”), (B) upon reasonable advance notice during normal business hours all financial and other records, pertinent corporate documents and properties of the Trust (collectively, the “Records”) as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Administrator of the Trust’s officers and employees to supply all information reasonably requested by any Inspectors in connection with the Registration Statement; provided, however, that any such Inspectors must agree in writing for the benefit of the Trust not to use or disclose any such Records except as provided in this Section 2.1(f). Records that the Trust determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless the disclosure or release of such Records is requested or required pursuant to oral questions, interrogatories, requests for information or documents or a subpoena or other order from a court of competent jurisdiction or other judicial or governmental process; provided, however, that prior to any disclosure or release pursuant to the immediately preceding clause, the Inspectors shall provide the Trust with prompt notice of any such request or requirement so that the Trust may seek an appropriate protective order or waive such Inspectors’ obligation not to disclose such Records; and, provided, further, that if failing the entry of a protective order or the waiver by the Trust permitting the disclosure or release of such Records, the Inspectors, upon advice of counsel, are compelled to disclose such Records, the Inspectors may disclose that portion of the Records that counsel has advised the Inspectors that the Inspectors are compelled to disclose; provided, however, that upon any such required disclosure, such Inspector shall use his or her best efforts to obtain reasonable assurances that confidential treatment will be afforded such information. The Investor agrees that information obtained by it solely as a result of such inspections (not including any information obtained from a third party who, insofar as is known to the Investor after reasonable inquiry, is not prohibited from providing such information by a contractual, legal or fiduciary obligation to the Trust) shall be deemed confidential and shall not be used for any purposes other than as indicated above or by it as the basis for any market transactions in the securities of the Trust or its affiliates unless and until such information is made generally available to the public. The Investor further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Trust and allow the Trust, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

     (g) The Trust shall otherwise comply with all applicable rules and regulations of the TSX and the provincial securities commissions in Canada of which the Trust is a reporting issuer, and the Commission, including, without limitation, compliance with applicable reporting requirements under the Exchange Act.

     (h) The Trust has appointed Olympia Trust Company as the transfer agent and registrar for all of the Registrable Securities covered by such Registration Statement.

          (i) The Investor shall cooperate with the Trust, as reasonably requested by the Trust, in connection with the preparation and filing of any Registration Statement hereunder. The Trust may require the Investor to promptly furnish in writing to the Trust such information as may be required in connection with such registration including, without limitation, all such information as may be requested by the TSX, the provincial and territorial securities commissions in Canada, the Commission or the NASD or any state securities commission and all such information regarding the Investor, the Registrable Securities held by the Investor and the intended method of disposition of the Registrable Securities. The Investor agrees to provide such information requested in connection with such registration within five (5) Business days after receiving such written request and the Trust shall not be responsible for any delays in obtaining or maintaining the effectiveness of the Registration Statement caused by the Investor’s failure to timely provide such information.

     (i) Upon receipt of a Blackout Notice from the Trust, the Investor shall immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until (i) the Trust advises the Investor that the Blackout Period has terminated and (ii) the Investor receives copies of a supplemented or amended prospectus, if necessary. If so directed by the Trust, the Investor will deliver to the Trust (at the expense of the Trust) or destroy (and deliver to the Trust a certificate of destruction) all copies in the Investor’s possession (other than a limited number of file copies not to exceed 5) of the prospectus covering such Registrable Securities that is current at the time of receipt of such notice.

Section 2.2. Registration Expenses. The Trust shall pay all registration expenses incurred in connection with the Registration Statement (the “Registration Expenses”), including, without limitation: (i) all registration, filing, securities exchange listing and fees required by the National Association of Securities Dealers, (ii) all registration, filing, qualification and other fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all word processing, duplicating, printing, messenger and delivery expenses, (iv) the Trust’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (v) the fees and expenses incurred by the Trust in connection with the listing of the Registrable Securities, (vi) reasonable fees and disbursements of counsel for the Trust and customary fees and expenses for independent certified public accountants retained by the Trust (including the expenses of any special audits or comfort letters or costs associated with the delivery by independent certified public accountants of such special audit(s) or comfort letter(s) requested pursuant to Section 2.1(k) hereof), (vii) the fees and expenses of any special experts retained by the Trust in connection with such registration and amendments and supplements to the Registration Statement and Prospectus, (viii) all reasonable fees and expenses of counsel for the Investor as set forth in the Purchase Agreement, unless a greater amount is required due to the nature of the review performed by Investor’s counsel or the extent of assistance provided by Investor’s counsel (an estimate of such greater fees and expenses of such counsel to be provided to and approved by the Trust prior to the undertaking of such counsel’s review or assistance), incurred in connection with the review, and assistance in preparation, of the Registration Statement, correspondence with the TSX , the provincial and territorial securities of commissions of Canada and Commission and amendments and supplements to the Registration Statement and Prospectus and (ix) premiums and other costs of the Trust for policies of insurance against liabilities arising out of any public offering of the Registrable Securities being registered. Any fees and disbursements of underwriters, broker-dealers or investment bankers, including without limitation underwriting fees, discounts, transfer taxes or commissions, and any other fees or expenses (including legal fees and expenses) if any, attributable to the sale of Registrable Securities, shall be payable by each holder of Registrable Securities pro rata on the basis of the number of Registrable Securities of each such holder that are included in a registration under this Agreement.

ARTICLE III

INDEMNIFICATION

Section 3.1. Indemnification. The Trust agrees to indemnify and hold harmless the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, and each Person or entity, if any, who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, affiliates, officers, directors, employees and duly authorized agents of such controlling Person or entity (collectively, the “Controlling Persons”), from and against any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements and costs and expenses of investigating and defending any such claim) (collectively, “Damages”), joint or several, and any action or proceeding in respect thereof to which the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, and any Controlling Person, may become subject under the Securities Act or otherwise, as incurred, insofar as such Damages (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, or in any preliminary prospectus, final prospectus, summary prospectus, amendment or supplement relating to the Registrable Securities or arises out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein under the circumstances not misleading, and shall reimburse the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, and each such Controlling Person, for any legal and other expenses reasonably incurred by the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, or any such Controlling Person, as incurred, in investigating or defending or preparing to defend against any such Damages or actions or proceedings; provided, however, that the Trust shall not be liable to the extent that any such Damages arise out of the Investor’s (or any other indemnified Person’s) failure to send or give a copy of the final prospectus or supplement (as then amended or supplemented) to the persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such person if such statement or omission was corrected in such final prospectus or supplement; provided, further, that the Trust shall not be liable to the extent that any such Damages arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, or any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Trust by or on behalf of the Investor or any other person who participates as an underwriter in the offering or sale of such securities, in either case, specifically stating that it is for use in the preparation thereof. In connection with any Registration Statement with respect to which the Investor is participating, such Investor will indemnify and hold harmless, to the same extent and in the same manner as set forth in the preceding paragraph, the Trust, its Administrator, its Trustee and each of their respective affiliates, officers, directors, employees and duly authorized agents, and each Person or entity, if any, who controls the Trust within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, affiliates, officers, directors, employees and duly authorized agents of such controlling Person (each a “Trust Indemnified Person”) against any Damages to which any Trust Indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Damages arise out of or are based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, or in any preliminary prospectus, final prospectus, summary prospectus, amendment or supplement relating to the Registrable Securities or arise out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein under the circumstances not misleading to the extent that such violation occurs in reliance upon and in conformity with written information furnished to the Trust by the Investor or on behalf of the Investor expressly for use in connection with such Registration Statement or (b) any failure by the Investor to comply with prospectus delivery requirements of the Securities Act, the Exchange Act or any other law or legal requirement applicable to sales under the Registration Statement

Section 3.2. Conduct of Indemnification Proceedings. All claims for indemnification under Section 3.1 shall be asserted and resolved in accordance with the provisions of Section 9.02 and 9.03 of the Purchase Agreement.

Section 3.3. Additional Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Article 3 (with appropriate modifications) shall be given by the Trust and by the Investor with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act. The provisions of this Article III shall be in addition to any other rights to indemnification, contribution or other remedies which an Indemnified Party or a Trust Indemnified Person may have pursuant to law, equity, contract or otherwise.

     To the extent that any indemnification provided for herein is prohibited or limited by law, the indemnifying party will make the maximum contribution with respect to any amounts for which it would otherwise be liable under this Article III to the fullest extent permitted by law. However, (a) no contribution will be made under circumstances where maker of such contribution would not have been required to indemnify the indemnified party under the fault standards set forth in this Article III, (b) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation, and (c) contribution (together with any indemnification obligations under this Agreement) by any seller of Registrable Securities will be limited in amount of proceeds received by such seller from the sale of such Registrable Securities.

ARTICLE IV

MISCELLANEOUS

Section 4.1. No Outstanding Registration Rights. Except as otherwise disclosed in accordance with the Purchase Agreement or in the Commission Documents, the Trust represents and warrants to the Investor that there is not in effect on the date hereof any agreement by the Trust pursuant to which any holders of securities of the Trust have a right to cause the Trust to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction.

Section 4.2. Term. The registration rights provided to the holders of Registrable Securities hereunder, and the Trust’s obligation to keep the Registration Statement effective, shall terminate at the earlier of (i) such time that is two years following the termination of the Purchase Agreement, (ii) such time as all Registrable Securities have been issued and have ceased to be Registrable Securities, or (iii) upon the consummation of an “Excluded Merger or Sale” as defined in the Warrant. Notwithstanding the foregoing, paragraph (d) of Section 1.1, Article III, Section 4.8, and Section 4.9 shall survive the termination of this Agreement.

Section 4.3. Rule 144. The Trust will, at its expense, promptly take such action as holders of Registrable Securities may reasonably request to enable such holders of Registrable Securities to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act (“Rule 144”), as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. If at any time the Trust is not required to file such reports, it will, at its expense, forthwith upon the written request of any holder of Registrable Securities, make available adequate current public information with respect to the Trust within the meaning of paragraph (c)(2) of Rule 144 or such other information as necessary to permit sales pursuant to Rule 144. Upon the request of the Investor, the Trust will deliver to the Investor a written statement, signed by the Trust’s principal financial officer, as to whether it has complied with such requirements.

Section 4.4. Certificate. The Trust will, at its expense, forthwith upon the request of any holder of Registrable Securities, deliver to such holder a certificate, signed by the Trust’s principal financial officer, stating (a) the Trust’s name, address and telephone number (including area code), (b) the Trust’s Internal Revenue Service identification number, if any, (c) the Trust’s Commission file number, (d) the number of Trust Units outstanding as shown by the most recent report or statement published by the Trust, and (e) whether the Trust has filed the reports required to be filed under the Exchange Act for a period of at least ninety (90) days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder.

Section 4.5. Amendment And Modification. Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by both parties to this Agreement. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Trust has obtained the written consent of the holders of a majority of the then outstanding Registrable Securities. Notwithstanding the foregoing, the waiver of any provision hereof with respect to a matter that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of at least a majority of the Registrable Securities being sold by such holders; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. No course of dealing between or among any Person having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

Section 4.6. Successors and Assigns; Entire Agreement. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The Investor may assign its rights under this Agreement to any subsequent holder of the Registrable Securities (unless sold pursuant to an effective registration statement or in accordance with Rule 144 or Regulation S under the Securities Act or unless such holder can sell such Registrable Securities pursuant to Rule 144(k), Rule 904 of Regulation S or all of such Registrable Securities it holds in any three month period pursuant to Rule 144), provided that the Trust shall have the right to require any holder of Registrable Securities to execute a counterpart of this Agreement as a condition to such holder’s claim to any rights hereunder. The Trust may assign this Agreement at any time in connection with a sale or acquisition of the Trust, whether by merger, consolidation, sale of all or substantially all of the Trust’s assets, or similar transaction, without the consent of the Investor or other holders of Registrable Securities, provided that the successor or acquiring Person or entity agrees in writing to assume all of the Trust’s rights and obligations under this Agreement. This Agreement, together with the Purchase Agreement and the Warrant(s) sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

Section 4.7. Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party hereto.

Section 4.8. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be given in accordance with Section 10.04 of the Purchase Agreement.

Section 4.9. Governing Law; Dispute Resolution. This Agreement shall be construed under the laws of the State of New York. Any dispute arising out of or relating to this Agreement shall be resolved by means of arbitration pursuant to the provisions of Article IX of the Purchase Agreement.

Section 4.10. Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

Section 4.11. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

Section 4.12. Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

Section 4.13. Absence of Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

KINGSBRIDGE CAPITAL LIMITED

By:

Valentine O’Donoghue
Director

ENTERRA ENERGY TRUST
By its Administrator,

ENTERRA ENERGY CORP.

By:

Reg J. Greenslade
President and Chief Executive Officer

Execution copy

Exhibit B
Form of Warrant

WARRANT

THE SECURITIES EVIDENCED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

UNLESS PERMITTED UNDER APPLICABLE PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES WITHIN CANADA BEFORE AUGUST 22, 2005.

THE TRUST UNITS UNDERLYING THIS WARRANT ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID TRUST UNITS CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENCTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

April 22, 2004

     Warrant to Purchase up to 301,000 trust Trust Units in ENTERRA ENERGY TRUST (the “Trust”).

     In consideration for Kingsbridge Capital Limited (the “Investor”) agreeing to enter into that certain Trust Unit Purchase Agreement, dated as of the date hereof, between the Investor and the Trust (the “Agreement”), the Trust hereby agrees that the Investor or any other Warrant Holder (as defined below) is entitled, on the terms and conditions set forth below, to purchase from the Trust at any time during the Exercise Period (as defined below) up to 301,000 fully paid and nonassessable trust units, no par value per trust unit, in the Trust (the “Trust Units”) at the Exercise Price (hereinafter defined), as the same may be adjusted from time to time pursuant to Section 6 hereof. The resale of this Warrant or the Trust Units or other securities issuable upon exercise or exchange of this Warrant is subject to the provisions of the Registration Rights Agreement (as defined in the Agreement).

     ARTICLE XI Definitions.

     “Affiliate” shall mean any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under direct or indirect common control with any other Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the term “controls” and “controlled” have meanings correlative to the foregoing.

     “Closing Price” shall mean, in respect of any Trading Day, the closing bid price per Trust Unit as reported by Bloomberg L.P. using the AQR function.

     “Exercise Period” shall mean that period beginning six months after the date of this Warrant and continuing until the expiration of the three-year period thereafter.

     “Exercise Price” shall mean one hundred twenty percent (120%) of the average Closing Price of Trust Units for the five (5) Trading Days preceding the Closing Date, as the same may be adjusted from time to time pursuant to Section 6 hereof.

     “Per Unit Warrant Value” shall mean the positive difference, if any, resulting from subtracting the Exercise Price from the Closing Price on the Trading Day immediately preceding the Exercise Date.

     “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     “Principal Market” shall mean the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock.

     “SEC” shall mean the United States Securities and Exchange Commission.

     “Trading Day” shall mean any day other than a Saturday or a Sunday on which the Principal Market is open for trading in equity securities.

     “TSX” means the Toronto Stock Exchange.

     “Warrant Holder” shall mean the Investor or any permitted assignee or permitted transferee, as described in Section 13(d), of all or any portion of this Warrant.

     “Warrant Trust Units” shall mean those Trust Units received upon exercise of this Warrant.

     ARTICLE XII Exercise.

          Section 12.01. Method of Exercise. This Warrant may be exercised in whole or in part (but not as to a fractional Unit), at any time and from time to time during the Exercise Period, by the Warrant Holder by (i) surrender of this Warrant, with the form of exercise attached hereto as Exhibit A completed and duly executed by the Warrant Holder (the “Exercise Notice”), to the Trust as set forth in Section 14 hereof, accompanied by payment of the Exercise Price multiplied by the number of Trust Units for which this Warrant is being exercised (the “Aggregate Exercise Price”) or (ii) telecopying an executed and completed Exercise Notice to the Trust and delivering to the Trust within five (5) business days thereafter the original Exercise Notice, this Warrant and the Aggregate Exercise Price. Each date on which an Exercise Notice is

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received by the Trust in accordance with clause (i) and each date on which the Exercise Notice is telecopied to the Trust in accordance with clause (ii) above shall be deemed an “Exercise Date.”

          Section 12.02. Payment of Aggregate Exercise Price. Subject to paragraph (c) below, payment of the Aggregate Exercise Price shall be made by wire transfer of immediately available funds to an account designated by the Trust. If the amount of the payment received by the Trust is less than the Aggregate Exercise Price, the Warrant Holder will be notified of the deficiency and shall make payment in that amount within three (3) Trading Days. In the event the payment exceeds the Aggregate Exercise Price, the Trust will refund the excess to the Warrant Holder within five (5) Trading Days of receipt.

          Section 12.03. Cashless Exercise. In the event that the Warrant Trust Units to be received by the Warrant Holder upon exercise of the Warrant may not be resold pursuant to an effective registration statement or an exemption to the registration requirements of the Securities Act of 1933, as amended, and applicable state laws, the Warrant Holder may, as an alternative to payment of the Aggregate Exercise Price upon exercise in accordance with paragraph (b) above, elect to effect a cashless exercise by so indicating on the Exercise Notice and including a calculation of the number of Trust Units to be issued upon such exercise in accordance with the terms hereof (a “Cashless Exercise”); provided however that any Cashless Exercise is subject to the approval of the TSX. If a registration statement on Form S-3 under the Securities Act of 1933, as amended, or such other form as deemed appropriate by counsel to the Trust for the registration for the resale by the Warrant Holder of (x) the Trust Units that may be purchased under the Agreement, (y) the Warrant Trust Units, or (z) any securities issued or issuable with respect to any of the foregoing by way of exchange, dividend or split or in connection with a combination of Trust Units, recapitalization, merger, consolidation or other reorganization or otherwise, has been declared effective by the SEC and remains effective, the Trust may permit or require the Warrant Holder elect to effect a Cashless Exercise. In the event of a Cashless Exercise, the Warrant Holder shall receive that number of Trust Units determined by (i) multiplying the number of Warrant Trust Units for which this Warrant is being exercised by the Per Unit Warrant Value and (ii) dividing the product by the Closing Price on the Trading Day immediately preceding the Exercise Date, rounded to the nearest whole Unit. The Trust shall cancel the total number of Warrant Trust Units equal to the excess of the number of the Warrant Trust Units for which this Warrant is being exercised over the number of Warrant Trust Units to be received by the Warrant Holder pursuant to such Cashless Exercise.

          Section 12.04. Replacement Warrant. In the event that the Warrant is not exercised in full, the number of Warrant Trust Units shall be reduced by the number of such Warrant Trust Units for which this Warrant is exercised, and the Trust, at its expense, shall forthwith issue and deliver to or upon the order of the Warrant Holder a new Warrant of like tenor in the name of the Warrant Holder, reflecting such adjusted number of Warrant Trust Units.

     ARTICLE XIII Ten Percent Limitation. The Warrant Holder may not exercise this Warrant such that the number of Warrant Trust Units to be received pursuant to such exercise aggregated with all other Trust Units then owned by the Warrant Holder beneficially or deemed beneficially owned by the Warrant Holder would result in the Warrant Holder owning more than 9.9% of all of such Trust Units as would be outstanding on such Exercise Date, as determined in accordance with Section 13(d) of the Exchange Act of 1934 and the rules and regulations promulgated thereunder.

     ARTICLE XIV Delivery of Warrant Trust Units.

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          Section 14.01. Subject to the terms and conditions of this Warrant, as soon as practicable after the exercise of this Warrant in full or in part, and in any event within ten (10) Trading Days thereafter, the Trust at its expense (including, without limitation, the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Warrant Holder, or as the Warrant Holder may lawfully direct, a certificate or certificates for, or make deposit with the Depositary Trust Company via book-entry of, the number of validly issued, fully paid and non-assessable Warrant Trust Units to which the Warrant Holder shall be entitled on such exercise, together with any other stock or other securities or property (including cash, where applicable) to which the Warrant Holder is entitled upon such exercise in accordance with the provisions hereof.

          Section 14.02. This Warrant may not be exercised as to fractional shares of Trust Units. In the event that the exercise of this Warrant, in full or in part, would result in the issuance of any fractional share of a Unit, then in such event the Warrant Holder shall receive the number of Trust Units rounded to the nearest whole Unit.

     ARTICLE XV Representations, Warranties and Covenants of the Trust.

          Section 15.01. The Warrant Trust Units, when issued in accordance with the terms hereof, will be duly authorized and, when paid for or issued in accordance with the terms hereof, shall be validly issued, fully paid and non-assessable.

          Section 15.02. The Trust shall take all commercially reasonable action and proceedings as may be required and permitted by applicable law, rule and regulation for the legal and valid issuance of this Warrant and the Warrant Trust Units to the Warrant Holder.

          Section 15.03. The Trust has authorized and reserved for issuance to the Warrant Holder the requisite number of Trust Units to be issued pursuant to this Warrant. The Trust shall at all times reserve and keep available, solely for issuance and delivery as Warrant Trust Units hereunder, such number of Trust Units as shall from time to time be issuable as Warrant Trust Units.

          Section 15.04. From the date hereof through the last date on which this Warrant is exercisable, the Trust shall take all steps commercially reasonable to ensure that the Trust Units remain listed or quoted on the Principal Market.

     ARTICLE XVI Adjustment of the Exercise Price. The Exercise Price and, accordingly, the number of Warrant Trust Units issuable upon exercise of the Warrant, shall be subject to adjustment from time to time upon the happening of certain events as follows:

          Section 16.01. Cash Dividends and/or Distributions. Upon the payment by the Trust to unitholders of each cash dividend or distribution (other than a liquidating dividend provided for in subsection (e) below), the Exercise Price shall automatically be adjusted downward by the amount per Unit of such dividend or distribution.

          Section 16.02. Reclassification, Consolidation, Merger, Mandatory Share Exchange, Sale or Transfer.

          (a) Upon occurrence of any of the events specified in subsection (b)(ii) below (the “Adjustment Events”) while this Warrant is unexpired and not exercised in full, the Warrant Holder may in its sole discretion require the Trust, or any successor or purchasing corporation, as

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the case may be, without payment of any additional consideration therefor, to execute and deliver to the Warrant Holder a new Warrant providing that the Warrant Holder shall have the right to exercise such new Warrant (upon terms not less favorable to the Warrant Holder than those then applicable to this Warrant) and to receive upon such exercise, in lieu of each Unit theretofore issuable upon exercise of this Warrant, the kind and amount of trust Trust Units, other securities, money or property receivable upon such Adjustment Event by the holder of one Unit issuable upon exercise of this Warrant had this Warrant been exercised immediately prior to such Adjustment Event. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6.

          (b) The Adjustment Events shall be (1) any reclassification or change of Trust Units (other than a change in par value, as a result of a subdivision or combination of Trust Units or in connection with an Excluded Merger or Sale), (2) any consolidation, merger or mandatory unit exchange of the Trust with or into another Person, other than (each of the following referred to as an “Excluded Merger or Sale”) a transaction involving (A) sale of all or substantially all of the assets of the Trust, (B) any merger, consolidation or similar transaction where the consideration payable to the unitholders of the Trust by the acquiring Person consists substantially entirely of cash, or where the acquiring Person does not agree to assume the obligations of the Trust under outstanding warrants (including this Warrant). In the event of an Excluded Merger or Sale transaction, if the surviving, successor or purchasing Person does not agree to assume the obligations under this Warrant, then the Trust shall deliver a notice to the Warrant Holder at least 10 days before the consummation of such Excluded Merger or Sale, the Warrant Holder may exercise this Warrant at any time before the consummation of such Excluded Merger or Sale (and such exercise may be made contingent upon the consummation of such Excluded Merger or Sale), and any portion of this Warrant that has not been exercised before consummation of such Excluded Merger or Sale shall terminate and expire, and shall no longer be outstanding.

          Section 16.03. Subdivision or Combination of Trust Units. If the Trust, at any time while this Warrant is unexpired and not exercised in full, shall subdivide its Trust Units, the Exercise Price shall be proportionately reduced as of the effective date of such subdivision, or, if the Trust shall take a record of its unitholders for the purpose of so subdividing, as of such record date, whichever is earlier. If the Trust, at any time while this Warrant is unexpired and not exercised in full, shall combine its Trust Units, the Exercise Price shall be proportionately increased as of the effective date of such combination, or, if the Trust shall take a record of holders of its Trust Units for the purpose of so combining, as of such record date, whichever is earlier.

          Section 16.04. Unit Dividends. If the Trust, at any time while this Warrant is unexpired and not exercised in full, shall pay a dividend or other distribution in Trust Units to all holders of Trust Units, other than the participation by unitholders in the Trust’s Distribution Reinvestment Plan respecting its regular monthly income distributions, then the Exercise Price shall be adjusted, as of the date the Trust shall take a record of the holders of its Trust Units for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Exercise Price in effect immediately prior to such payment or other distribution by a fraction:

     (i) the numerator of which shall be the total number of Trust Units outstanding immediately prior to such dividend or distribution, and

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               the denominator of which shall be the total number of Trust Units outstanding immediately after such dividend or distribution.

The provisions of this subsection (d) shall not apply under any of the circumstances for which an adjustment is provided in subsections (b) or (c).

          Section 16.05. Liquidating Dividends, Etc. If the Trust, at any time while this Warrant is unexpired and not exercised in full, makes a distribution of its assets or evidences of indebtedness to all holders of its Trust Units as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Trust’s assets (other than under the circumstances provided for in the foregoing subsections (a) through (d)), then the Warrant Holder shall be entitled to receive upon exercise of this Warrant in addition to the Warrant Trust Units receivable in connection therewith, and without payment of any consideration other than the Exercise Price, the kind and amount of such distribution per Unit multiplied by the number of Warrant Trust Units that, on the record date for such distribution, are issuable upon such exercise of the Warrant (with no further adjustment being made following any event which causes a subsequent adjustment in the number of Warrant Trust Units issuable), and an appropriate provision therefor shall be made a part of any such distribution. The value of a distribution that is paid in other than cash shall be determined in good faith by the Board of Directors of the Trust. Notwithstanding the foregoing, in the event of a proposed dividend in liquidation or distribution to the unitholders of the Trust made in respect of the sale of all or substantially all of the Trust’s assets, the Trust shall deliver a notice to the Warrant Holder at least 10 days before the consummation of such event, the Warrant Holder may exercise this Warrant at any time before the consummation of such event (and such exercise may be made contingent upon the consummation of such event), and any portion of this Warrant that has not been exercised before consummation of such event shall terminate and expire, and shall no longer be outstanding.

          Section 16.06. Upon the expiration of any rights, options, warrants or conversion privileges with respect to the issuance of which an adjustment to the Exercise Price or number of Warrant Trust Units had been made, if such shall not have been exercised, the Exercise Price or number of Warrant Trust Units purchasable upon exercise of this Warrant, to the extent this Warrant has not then been exercised, shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the fact that Trust Units, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion privileges and (ii) the fact that such Trust Units, if any, were issued or sold for the consideration actually received by the Trust upon such exercise plus the consideration, if any, actually received by the Trust for the issuance, sale or grant of all such rights, options, warrants or conversion privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of decreasing the number of Warrant Trust Units purchasable upon exercise of this Warrant by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

          Section 16.07. Notwithstanding the foregoing, the Exercise Price shall not under any circumstances be adjusted to a per Trust Unit price that is lower than the minimum per Trust Unit price mandated by the Rules and Company Manual of the TSX.

     ARTICLE XVII Notice of Adjustments. Whenever the Exercise Price or number of Warrant Trust Units shall be adjusted pursuant to Section 6 hereof, the Trust shall promptly prepare a certificate signed by its President or Chief Financial Officer setting forth in reasonable

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detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Trust’s Board of Directors made any determination hereunder), and the Exercise Price and number of Warrant Trust Units purchasable at that Exercise Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be sent by overnight courier to the Warrant Holder. In the event the Trust shall, at a time while the Warrant is unexpired and not exercised in full, take any action that pursuant to subsections (a) through (d) of Section 6 may result in an adjustment of the Exercise Price, the Trust shall give to the Warrant Holder at its last address known to the Trust written notice of such action ten (10) days in advance of its effective date in order to afford to the Warrant Holder an opportunity to exercise the Warrant prior to such action becoming effective.

     ARTICLE XVIII No Impairment. The Trust will not, by amendment of its Trust Indenture or through any reorganization, transfer of assets, consolidation, merger, dissolution or issue or sale of securities, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Warrant Holder against impairment. Without limiting the generality of the foregoing, the Trust (a) will not increase the par value of any Warrant Trust Units above the amount payable therefor on such exercise, and (b) will take all such action as may be reasonably necessary or appropriate in order that the Trust may validly and legally issue fully paid and nonassessable Warrant Trust Units on the exercise of this Warrant.

     ARTICLE XIX Rights As Unitholder. Except as set forth in Section 6 above, prior to exercise of this Warrant, the Warrant Holder shall not be entitled to any rights as a unitholder of the Trust with respect to the Warrant Trust Units, including (without limitation) the right to vote such Trust Units, receive dividends or other distributions thereon or be notified of unitholder meetings. However, in the event of any taking by the Trust of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other non-cash distribution, any right to subscribe for, purchase or otherwise acquire any Trust Units or any other securities or property, or to receive any other right, the Trust shall mail to each Warrant Holder, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

     ARTICLE XX Replacement of Warrant. Upon receipt of evidence reasonably satisfactory to the Trust of the loss, theft, destruction or mutilation of the Warrant and, in the case of any such loss, theft or destruction of the Warrant, upon delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Trust or, in the case of any such mutilation, on surrender and cancellation of such Warrant, the Trust at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

     ARTICLE XXI Choice of Law. This Warrant shall be construed under the laws of the State of New York.

     ARTICLE XXII Entire Agreement; Amendments. Except for any written instrument concurrent or subsequent to the date hereof executed by the Trust and the Investor, this Warrant and the Agreement contain the entire understanding of the parties with respect to the matters covered hereby and thereby. No provision of this Warrant may be waived or amended other than

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by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

     ARTICLE XXIII Restricted Securities.

          Section 23.01. Registration or Exemption Required. This Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance upon the provisions of Section 4(2) and Regulation D thereof, and a transaction exempt from the registration and prospectus requirements of the securities act of the Province of Alberta, Canada. This Warrant and the Warrant Trust Units issuable upon exercise of this Warrant may not be resold to a citizen or resident of the United States except pursuant to an effective registration statement or an exemption to the registration requirements of the Securities Act of 1933 and applicable state laws, or to a resident of Canada except pursuant to a prospectus which has received a final receipt from the provincial securities commission where the buyer is resident or an exemption to the registration and prospectus requirements of the applicable provincial securities laws.

          Section 23.02. Legend. Any replacement Warrants issued pursuant to Section 2 and Section 9 hereof and, unless a registration statement has been declared effective by the SEC in accordance with the Securities Act with respect thereto, any Warrant Trust Units issued upon exercise hereof, shall bear the following legend:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.”

And, unless four (4) months have elapsed since the issuance of the Warrant or a final receipt for a prospectus has been received from the applicable provincial securities commission, any replacement Warrants issued pursuant to Section 2 and Section 9 hereof and any Warrant Trust Units issued upon exercise hereof shall bear the following legends:

“UNLESS PERMITTED UNDER APPLICABLE PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES WITHIN CANADA BEFORE AUGUST 22, 2005.

THE TRUST UNITS UNDERLYING THIS WARRANT ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID TRUST UNITS CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENCTLY ANY CERTIFICATE

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REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

          Section 23.03. No Other Legends or Stock Transfer Restrictions. No legend other than the ones specified in Section 13(b) have been or shall be placed on the certificates representing the Warrant Trust Units and no instructions or “stop transfer orders” (so called “stock transfer restrictions”) or other restrictions have been or shall be given to the Trust’s transfer agent with respect thereto other than as expressly set forth in this Section 13.

          Section 23.04. Assignment. Assuming the conditions of Section 13(a) above regarding registration or exemption have been satisfied, the Warrant Holder may sell, transfer, assign, pledge or otherwise dispose of this Warrant (each of the foregoing, a “Transfer”), in whole or in part, but only to an Affiliate of the Warrant Holder. The Warrant Holder shall deliver a written notice to Trust, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the person or persons to whom the Warrant shall be Transferred and the respective number of warrants to be Transferred to each assignee. The Trust shall effect the Transfer within ten (10) days, and shall deliver to the Transferee(s) designated by the Warrant Holder a Warrant or Warrants of like tenor and terms for the appropriate number ofunits. In connection with and as a condition of any such proposed Transfer, the Trust may request the Warrant Holder to provide an opinion of counsel to the Warrant Holder in form and substance reasonably satisfactory to the Trust to the effect that the proposed Transfer complies with all applicable U.S. and Canadian federal, state and provincial securities laws.

          Section 23.05. Investor’s Compliance. Nothing in this Section 13 shall affect in any way the Investor’s obligations under any agreement to comply with all applicable securities laws upon resale of Trust Units.

     ARTICLE XXIV Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be given in accordance with Section 11.04 of the Purchase Agreement.

     ARTICLE XXV Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

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     IN WITNESS WHEREOF, this Warrant was duly executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

ENTERRA ENERGY TRUST
By its Administratior,ENTERRA ENERGY CORP.

By:

Name: Reg J. Greenslade
Title: President and Chief Executive Officer

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EXHIBIT A TO THE WARRANT
EXERCISE FORM
ENTERRA ENERGY TRUST

     The undersigned hereby irrevocably exercises the right to purchase                                          trust units (“Warrant Trust Units”) in Enterra Energy Trust, a an open ended unincorporated investment trust organized under the laws of the Province of Alberta, Canada (the “Trust”), evidenced by the attached Warrant, and (CIRCLE EITHER (i) or (ii)) (i) tenders herewith payment of the Aggregate Exercise Price with respect to such Trust Units in full, in the amount of $                    , in cash, by certified or official bank check or by wire transfer for the account of the Trust or (ii) elects, pursuant to Section 2(c) of the Warrant, to convert such Warrant into trust Trust Units in the Trust on a cashless exercise basis, all in accordance with the conditions and provisions of said Warrant.

     As of the date hereof, the undersigned reaffirms to the Trust the following representations and warranties:

     (a) If an entity, the undersigned is a Trust duly organized, validly existing and in good standing under its jurisdiction of incorporation and has the requisite corporate power and authority to exercise the Warrant and purchase the Warrant Trust Units;

     (b) The undersigned and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Trust and materials relating to the purchase of the Warrant Trust Units which have been requested by the undersigned. The undersigned and its advisors, if any, have been afforded the opportunity to ask questions of the Trust. The undersigned has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Warrant Trust Units. The Investor understands that it (and not the Trust) shall be responsible for its own tax liabilities that may arise as a result of this exercise.

     The undersigned is both a “U.S. Person” and an “accredited investor” as defined in Regulation D of the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

     The undersigned requests that stock certificates for such Warrant Trust Units be issued, and a Warrant representing any unexercised portion hereof be issued, pursuant to this Warrant, in the name of the registered Warrant Holder and delivered to the undersigned at the address set forth below.

Dated:

Signature of Registered Holder
Name of Registered Holder (Print)

Address

EXHIBIT B TO THE WARRANT
ASSIGNMENT
(To be executed by the registered Warrant Holder desiring to transfer the Warrant)

     FOR VALUED RECEIVED, the undersigned Warrant Holder of the attached Warrant hereby sells, assigns and transfers unto the persons below named the right to purchase                                          trust Trust Units in Enterra Energy Trust (the “Trust”) evidenced by the attached Warrant and does hereby irrevocably constitute and appoint                                                              attorney to transfer the said Warrant on the books of the Trust, with full power of substitution in the premises.

Dated:

Signature

Fill in for new Registration of Warrant:

Name

Please print name and address of assignee
(including	zip code number)

Exhibit C
Officer’s Certificate

     I, REG J. GREENSLADE, do hereby certify to Kingsbridge Capital Limited (the “Investor”), with respect to the trust Trust Units of Enterral Energy Trust (the “Trust”) issuable in connection with the Draw Down Notice, dated                                          (the “Notice”) attached hereto and delivered pursuant to Article II of the Trust Unit Purchase Agreement, dated April 22, 2005 (the “Agreement”), by and between the Trust and the Investor, as follows:

     1. I am the duly elected President and Chief Executive Officer of the Trust.

     2. The representations and warranties of the Trust set forth in Article IV of the Agreement are true and correct in all material respects as though made on and as of the date hereof (except for such representations and warranties that are made as of a particular date).

     3. The Trust has performed in all material respects all covenants and agreements to be performed by the Trust on or prior to the date hereof related to the Notice and has satisfied each of the conditions to the obligation of the Investor set forth in Article VII of the Agreement.

     4. The Trust Units issuable in respect of the Notice will be delivered without restrictive legend via book entry through the Depositary Trust Company to an account designated by the Investor.

     The undersigned has executed this Certificate this ___day of ___, 200[_].

Name: Reg J. Greenslade
Title: President and Chief Executive Officer